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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 18, 2002

INFINEON TECHNOLOGIES AG
(Exact name of registrant as specified in its charter)

ST. MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	/x/	Form 40-F	/ /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	/ /	No	/x/

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82______________

        This Report on Form 6-K contains the Notice of the Annual General Meeting of Shareholders (the "AGM"), the Counterproposals for the AGM, and the "Short Report 2001", each as sent to the shareholders of the company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INFINEON TECHNOLOGIES AG (Registrant)
Dated: 18 January 2002	By:	/s/ DR. ULRICH SCHUMACHER
		Name:	Dr. Ulrich Schumacher
		Title:	Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL
		Name:	Peter J. Fischl
		Title:	Executive Vice President and Chief Financial Officer

CONCENTRATION CONVERGENCE CONFIDENCE

NOTICE OF

Annual General Meeting

of Infineon Technologies AG
on 22 January 2002

Never stop thinking.

Infineon Technologies AG
Munich

                                                             Munich,
                                                             December 2001

Dear Shareholders:

Notice is hereby given that the

Annual General Meeting of
Shareholders of Infineon Technologies AG

will be held on Tuesday, 22 January 2002, at 10:00 a.m., at the Olympiahalle in the Olympiapark, Courbertinplatz, 80809 Munich, Germany.

Agenda

1.    Submission of the approved annual financial statements of Infineon Technologies AG and the consolidated financial statements as of 30 September 2001, of the combined management report for Infineon Technologies AG and the Infineon group and of the report of the supervisory board on the fiscal year 2000/2001

The above-mentioned documents are available for inspection in the offices at the registered seat of Infineon Technologies AG, St.-Martin-Straße 53, 81669 Munich, and on the Internet at www.infineon.com.

2.    Approval of the acts of the members of the management board

The supervisory board and the management board propose that the acts of the members of the management board in the fiscal year 2000/2001 be approved in relation to this period.

3.    Approval of the acts of the members of the supervisory board

The supervisory board and the management board propose that the acts of the members of the supervisory board in the fiscal year 2000/2001 be approved in relation to this period.

4.    Appointment of auditors for the fiscal year 2001/2002

The supervisory board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, be appointed as auditors for the fiscal year 2001/2002.

5.    Creation of Authorized Capital I/2002 for capital increases against contribution in cash and for capital increases against contribution in kind, and relevant amendment of the articles of association

The former Authorized Capital I has been used up by the capital increase of July 2001. In order to provide Infineon Technologies AG with new options of financing and the necessary flexibility in this relation, it is intended to create a new authorized capital. If such capital is to be used for capital increases against contribution in cash, it shall be possible under certain circumstances to exclude in part the preemptive rights of the existing shareholders. It shall also be possible to exclude these preemptive rights if such authorized capital is used for capital increases against contribution in kind, e.g. for the purpose of acquiring companies, parts of companies or participations in companies. As the new Authorized Capital I/2002 may also be used for capital increases against contribution in kind, it shall replace the existing Authorized Capital III.

Under Item No. 6 of the Agenda, we further propose to the Shareholders' Meeting that a resolution be passed on an authorization to issue convertible bonds and bonds with warrants. Such bonds usually

2

provide for protection against dilution, including the possibility to offer shares directly to the creditors of such bonds in the course of subsequent capital increases. This option shall be created by way of the following resolution on the Authorized Capital I/2002. For this purpose, it must be possible to exclude the preemptive rights of the existing shareholders.

The management board and the supervisory board, therefore, propose that the following resolution be passed:

(1)
The management board is authorized to increase, with the consent of the supervisory board, the share capital in the period until 21 January 2007 once or in partial amounts by a total of up to EUR 350,000,000 by issuing new no par value shares registered in the name of the holders, carrying entitlement to profits as of the beginning of the fiscal year in which they are issued, against contributions in cash or in kind (Authorized Capital I/2002).

  In relation to capital increases against contribution in cash, the shareholders' preemptive rights are to be honored. The management board is authorized to exclude, with the consent of the supervisory board, the preemptive rights of the existing shareholders

  a)
  in order to exclude any fractional amounts from the preemptive rights,

  b)
  to the extent necessary to grant holders of warrants or creditors of convertible bonds issued by the Company or its subordinated group companies a subscription right to new shares to that extent to which they would be entitled after exercise of their option or conversion rights or after fulfilment of any conversion obligations,

  c)
  if the issue price of the new shares is not substantially lower than the stock exchange price and the shares issued, excluding the preemptive rights of existing shareholders pursuant to § 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz), in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. Shares issued or to be issued for the purpose of servicing bonds with warrants or convertible bonds are to be deducted from this amount, if such bonds were issued by excluding the preemptive rights of existing shareholders in analogous application of § 186 (3) Sentence 4 Stock Corporation Act (Aktiengesetz).

  Furthermore, the management board is authorized to exclude, with the consent of the supervisory board, the preemptive rights of existing shareholders in relation to capital increases against contribution in kind. The management board is also authorized to determine, with the consent of the supervisory board, the further content of the rights attaching to the shares and the terms of the share issue.

(2)
Section 4 of the articles of association is amended by adding the following new paragraph 2:

  "The management board is authorized to increase, with the consent of the supervisory board, the share capital in the period until 21 January 2007 once or in partial amounts by a total of up to EUR 350,000,000 by issuing new no par value shares registered in the name of the holders, carrying entitlement to profits as of the beginning of the fiscal year in which they are issued, against contributions in cash or in kind (Authorized Capital I/2002). In relation to capital increases against contribution in cash, the shareholders' preemptive rights are to be honored. The management board is authorized to exclude, with the consent of the supervisory board, the preemptive rights of the existing shareholders

  a)
  in order to exclude any fractional amounts from the preemptive rights,

  b)
  to the extent necessary to grant holders of warrants or creditors of convertible bonds issued by the Company or its subordinated group companies a subscription right to new shares to that

3

    extent to which they would be entitled after exercise of their option or conversion rights or after fulfilment of any conversion obligations,

  c)
  if the issue price of the new shares is not substantially lower than the stock exchange price and the shares issued, excluding the preemptive rights of existing shareholders pursuant to § 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz), in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. Shares issued or to be issued for the purpose of servicing bonds with warrants or convertible bonds are to be deducted from this amount, if these bonds were issued by excluding the preemptive rights of existing shareholders in analogous application of § 186 (3) Sentence 4 Stock Corporation Act (Aktiengesetz).

  Furthermore, the management board is authorized to exclude, with the consent of the supervisory board, the preemptive rights of existing shareholders in relation to capital increases against contribution in kind. The management board is also authorized to determine, with the consent of the supervisory board, the further content of the rights attaching to the shares and the terms of the share issue."

(3)
The authorization resolved by the Shareholders' Meeting on 30 March 1999 and amended by it on 16 February 2000 in relation to an Authorized Capital III and the existing Authorized Capital III pursuant to Section 4 (3) of the articles of association are cancelled upon effectiveness of this resolution by virtue of registration with the commercial register. The former Section 4 para. (2) of the articles of association becomes para. (3).

(4)
The management board is instructed to file this resolution for registration with the commercial register in such a manner that the cancellation of the former Authorized Capital III will be registered only after registration of the new Authorized Capital I/2002.

6.    Authorization to issue convertible bonds and bonds with warrants and at the same time creation of a Conditional Capital II/2002, and relevant amendment of the articles of association

Adequate capital resources are a material basis for the development of the Company. One financing instrument in this respect are bonds with warrants or convertible bonds, by which the Company is initially provided with low-interest debt capital. In order to provide the Company with the necessary flexibility when raising capital, inter alia, for investments, a new authorization shall be resolved to issue a larger amount of convertible bonds or bonds with warrants, and to create a new conditional capital to service such bonds. Upon this resolution becoming effective, the existing authorization and the existing Conditional Capital II shall be cancelled.

The supervisory board and the management board propose that the following resolution be passed:

(1)
Authorization

a)
Authorization period, nominal amount, term, number of shares

    The management board is authorized, in the period until 21 January 2007, once or in partial amounts

    —
    to issue bonds with warrants or convertible bonds in an aggregate nominal amount of up to EUR 4,000,000,000 with a term of up to 20 years (hereinafter jointly the "Bonds"), or

    —
    to guarantee such Bonds issued by subordinated group companies of the Company and to grant the holders or creditors of Bonds option or conversion rights to new shares of the Company representing a notional portion of the share capital of up to EUR 350,000,000 in accordance with the relevant terms of the bonds with warrants or convertible bonds (hereinafter the "Terms"). Other than in Euro, the Bonds may also be denominated in the

4

    legal currency of a member country of the OECD, however, limited to the relevant equivalent value in Euro.

    The Bonds may also be issued against contribution in kind, if the value of such contribution in kind corresponds to the issue price and the issue price is not substantially lower than the market value of the Bonds, as determined pursuant to lit. b) of this resolution.

  b)
  Preemptive rights, exclusion of preemptive rights

    The shareholders in principle shall have a preemptive right to subscribe to the Bonds; the Bonds may also be subscribed to by a syndicate of banks with the obligation to offer them to the shareholders for purchase. However, the management board is authorized to exclude, with the consent of the supervisory board, the shareholders' preemptive rights to subscribe to the Bonds,

    —
    if such Bonds are issued against payment in cash and the issue price is not substantially lower than the theoretical market value of the Bonds, as determined in accordance with accepted methods of financial mathematics; however, this shall only apply to Bonds with rights to shares representing a notional portion of the share capital of up to EUR 138,000,000. From this amount, that notional portion of the share capital is to be deducted which relates to shares issued from an authorized capital existing at the time of the issue by way of a capital increase against contribution in cash, excluding the preemptive rights of existing shareholders pursuant to § 186 (3) Sentence 4 Stock Corporation Act (Aktiengesetz),

    —
    in order to exclude fractional amounts resulting from a given subscription ratio from the preemptive rights of existing shareholders to the Bonds, and

    —
    to the extent necessary to grant holders of option or conversion rights to shares of the Company a subscription right to that extent to which they would be entitled after exercise of their rights or fulfilment of any conversion obligations, and

    —
    if Bonds are to be issued against contribution in kind and the exclusion of the preemptive rights of existing shareholders is in the Company's interest.

  c)
  Option or conversion price, protection against dilution

    The option or conversion price must be at least 90% of the average stock exchange price of the Company's shares in the Xetra closing auction on the Frankfurt Stock Exchange (or a comparable successor system), namely

    —
    during the ten stock exchange days prior to the date of adoption of the resolution by the management board to issue the Bonds, or

    —
    during the days on which subscription rights are traded on the Frankfurt Stock Exchange, however, excluding the last two stock exchange days of trading such subscription rights.

    Without prejudice to § 9 (1) Stock Corporation Act (Aktiengesetz), the option or conversion price will be reduced pursuant to a dilution protection clause in accordance with the Terms if the Company increases its share capital during the option or conversion period, honoring the preemptive rights of existing shareholders, or issues or guarantees further Bonds or grants or guarantees further option rights and the holders of existing option or conversion rights are not granted a subscription right in this relation. The Terms may also provide for a value-preserving adjustment of the option or conversion price in case of other measures of the Company which may result in a dilution of the value of the option or conversion rights.

    In any event, the notional portion of the share capital attributable to the shares to be subscribed for each bond with warrant may not exceed the nominal value of the bond.

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  d)
  Authorization to determine further details

    The management board is authorized, in compliance with the above-mentioned requirements, to determine further details of the issue and features of the Bonds and their terms or to do so in agreement with the corporate bodies of the group company issuing the Bonds, in particular, interest rate, issue price, term and denomination, subscription/conversion ratio, creation of a conversion obligation, determination of an additional payment in cash, settlement or consolidation of fractional amounts, cash payment instead of delivery of shares, option/conversion price and option/conversion period.

(2)
Conditional capital increase

  The share capital is conditionally increased by up to EUR 350,000,000 by issuing up to 175,000,000 new no par value shares registered in the name of the holders carrying entitlement to profits as of the beginning of the fiscal year in which they are issued (Conditional Capital II/2002). The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants or convertible bonds issued by the Company or a subordinated group company pursuant to the above-mentioned authorization in the period until 21 January 2007, to the extent such bonds were issued against payment in cash. The new shares will be issued at an option/conversion price to be determined in accordance with the above-mentioned authorization. The conditional capital increase is to be effected only insofar as the option or conversion rights relating to these bonds are exercised or any conversion obligations under these bonds are fulfilled. The management board is authorized to determine the further details of implementation of the conditional capital increase.

(3)
Amendment of articles of association

  A new para. (7) with the following wording is added to Section 4 of the articles of association:

  "The share capital is conditionally increased by up to EUR 350,000,000 by issuing up to 175,000,000 new no par value shares registered in the name of the holders carrying entitlement to profits as of the beginning of the fiscal year in which they are issued (Conditional Capital II/2002). The conditional capital increase serves the purpose of granting shares to holders or creditors of bonds with warrants or convertible bonds issued by the Company or a subordinated group company pursuant to the authorization given by the Shareholders' Meeting of 22 January 2002 in the period until 21 January 2007, to the extent such bonds were issued against payment in cash. The conditional capital increase is to be effected only insofar as the option or conversion rights relating to these bonds are exercised or any conversion obligations under these bonds are fulfilled. The management board is authorized to determine the further details of implementation of the conditional capital increase."

(4)
Cancellation of prior resolutions

  The authorization relating to the issue of bonds with warrants and convertible bonds resolved by the Shareholders' Meeting on 8 December 1999 and amended by it on 6 April 2001 and the existing Conditional Capital II pursuant to Section 4 (7) of the articles of association in their present version are cancelled upon effectiveness of this resolution by virtue of its registration with the commercial register.

(5)
Filing for registration with the commercial register

  The management board is instructed to file this resolution for registration with the commercial register in such a manner that the cancellation of the former Conditional Capital II will be registered only after registration of the new Conditional Capital II/2002.

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7.    Election to the supervisory board

Effective as of 31 December 2001, Dr. Eberhard Rauch has resigned from his office as shareholder-elected member of the supervisory board. On 13 December 2001, Dr. Volker Jung, Heinz-Joachim Neubürger and Prof. Dr. Claus Weyrich have resigned from office effective at the close of the Shareholders' Meeting called to be held on 22 January 2001.

The supervisory board proposes to elect

  1.
  Dr. Stefan Jentzsch
  member of the management board of Bayerische
  Hypo- und VereinsbankAG
  resident in Munich,

  2.
  Karl-Heinz Midunsky
  corporate vice president, treasurer of
  Siemens Aktiengesellschaft
  resident in Gauting,

  3.
  Dr. Peter Mihatsch
  member of the management board of
  KirchHolding GmbH & Co. KG
  resident in Sindelfingen,

  4.
  Dr. Martin Winterkorn
  member of the management board of
  Volkswagen Aktiengesellschaft
  resident in Lenting,

as shareholder-elected member of the supervisory board for the remaining term of office of the resigning member of the supervisory board, namely until the end of the Shareholders' Meeting resolving on the approval of the acts of the members of the supervisory board in relation to the fiscal year 2003/2004.

The supervisory board further proposes to elect

  1.
  Günter Fritsch
  Industrial Manager (  Industriekaufmann)
  Uttenreuth, and

  2.
  Heinz-Peter Mohr
  Business School Graduate (  Diplom-Kaufmann)
  Gauting,

as substitute members of the supervisory board also in relation to Dr. Stefan Jentzsch, Mr. Midunsky, Dr. Mihatsch and Dr. Winterkorn subject to the proviso that they shall become, in said order, members of the supervisory board if shareholder-elected members of the supervisory board leave office prior to the expiry of their term of office, and that they shall return, in said order, to be substitute members of the supervisory board as soon as the Shareholders' Meeting has elected a successor for the member of the supervisory board that left office prior to the expiry of the term of office and was replaced by a substitute member.

The composition of the supervisory board is governed by §§ 96 (1), 101 (1) German Stock Corporation Act (Aktiengesetz) and § 7 (1) No. 2 German Co-Determination Act (Mitbestimmungsgesetz). The Shareholders' Meeting is not bound to any election proposals.

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In relation to Items No. 5 and 6 of the Agenda, we submit the following reports to the Shareholders' Meeting:

Report on Item No. 5 of the Agenda:

The management board and the supervisory board propose to the Shareholders' Meeting that a new Authorized Capital I/2002 in the aggregate amount of up to Euro 350 million be created. The former Authorized Capital I has been used up by the capital increase of July 2001. In the interest of flexibility, the new Authorized Capital I/2002 shall be available both for capital increases against contribution in cash and capital increases against contribution in kind. In relation to capital increases against contribution in kind, it shall replace the existing Authorized Capital III in the current amount of approx. Euro 222 million. The consolidation in one Authorized Capital serves the purpose of flexibility in the utilization of the capital.

When this Authorized Capital I/2002 is utilized for capital increases against contribution in cash, the shareholders have a preemptive right. It shall be possible to exclude this preemptive right with the consent of the supervisory board, if the shares are issued at a price which is not substantially lower than the stock exchange price. This authorization enables the Company to cover any capital requirements even at very short notice in order to swiftly and flexibly use market opportunities in various business fields. By excluding the preemptive rights of existing shareholders, it is possible to take very quick action and to place the shares close to the stock exchange price, i.e. without a discount usual in share issues honoring the existing shareholders' preemptive rights. Such capital increase with exclusion of the preemptive rights of existing shareholders may not exceed 10% of the existing share capital either at the time of the authorization becoming effective or at the time of its exercise, thus taking into account the shareholders' legitimate interest to be protected against dilution of their shareholdings. As the new shares are placed at a price close to the stock exchange price, each shareholder is able to purchase shares on the market on approximately the same terms if he wants to maintain the quota of his shareholding in the Company.

In addition, those shares are to be deducted from the 10% amount which are issued for the purpose of servicing convertible bonds or bonds with warrants, if such bonds were issued excluding the existing shareholders' preemptive rights to the bonds pursuant to § 186 (3) Sentence 4 German Stock Corporation Act (Aktiengesetz). This limitation, too, serves the purpose of shareholders' protection.

It shall also be possible to exclude the preemptive rights of existing shareholders in relation to capital increases against contribution in kind. Until now, the Company has carried out its material acquisitions using shares. We intend to continue to acquire companies, parts of companies, participations or assets related to such transactions in order to further increase our competitive strength, our profitability and our company value. In this context, it has become apparent that such transactions involve increasingly larger entities. In many cases, the consideration payable is extremely high. Often, it is no longer desirable or possible—also with a view to an optimized financial structure—to pay such consideration in cash. Also, the sellers very often insist on being paid with shares, because this may be more favourable to them. The option to use own shares as an acquisition currency provides the Company with the necessary freedom of action to make use of such acquisition opportunities swiftly and flexibly and enables the Company also to acquire larger entities against the granting of shares. Under certain circumstances, we also want to be able to acquire other assets against the issuance of shares. For both purposes, it must be possible to exclude the preemptive rights of existing shareholders. As such acquisition is to be effected at short notice, it can as a rule not be resolved by the Shareholders' Meeting which takes place only once a year. In this respect, an authorized capital is required which the management board—with the consent of the supervisory board—is able to utilize at very short notice. We also wish to be able to use the proposed Authorized Capital I/2002 for this purpose. The amount of the new authorized capital—approx. 25% of the current share capital—shall ensure that it is possible also to finance larger acquisitions, be it against payment in cash, be it against payment by shares.

8

Furthermore, the shareholders' preemptive rights shall be excluded to the extent this is necessary to grant holders or creditors of bonds a subscription right to new shares if the terms of the relevant bond provide for such subscription right. Such bonds provide for a protection against dilution in order to facilitate their placement on the capital market, this protection provides that the holders or creditors, in case of subsequent share issues, may be granted a subscription right to new shares equal to that of shareholders. They are thus placed in the same position as if they were already shareholders. In order to provide the bonds with this protection against dilution, the preemptive rights of existing shareholders to such shares must be excluded. This serves to facilitate the placement of the bonds and thus serves the interest of shareholders in an optimized financial structure of the Company.

It shall also be possible to exclude the preemptive rights of existing shareholders in relation to fractional amounts. This possibility is meant to facilitate the handling of an issue which in principle honors the shareholders' preemptive rights. Such fractional amounts may result from the given volume of an issue and the need for a practicable subscription ratio. The value of such fractional amounts per shareholder is usually low, and the related expense for the issue is considerably higher if the preemptive rights of existing shareholders are not excluded. An exclusion of the shareholders' preemptive rights, therefore, serves the purpose of practicability and a facilitated handling of an issue.

Report on Item No. 6 of the Agenda:

We propose to the Shareholders' Meeting that a new authorization be resolved and a new conditional capital for the issue of bonds with warrants or convertible bonds be created; the existing authorization and the existing Conditional Capital II shall be cancelled.

Adequate capital resources are a material basis for the development of the Company. One financing instrument in this respect are bonds with warrants and convertible bonds, by which the Company is initially provided with low-interest debt capital. The conversion and option premiums which can be realized accrue to the Company. The existing authorization is limited to a maximum amount of bonds of Euro 1 billion and a maximum number of 25 million shares. Many of our competitors are not subjected to such restrictions when intending to issue convertible bonds. In order to provide the Company with the necessary flexibility to raise capital, inter alia, for investments, and not to put it in an inferior position in comparison with its competitors, we propose a new authorization which is by far more flexible.

Pursuant to this authorization, it shall be possible to issue bonds in the aggregate amount of up to Euro 4 billion. For the purpose of servicing these bonds, shares representing a notional portion of the share capital of up to Euro 350 million, i.e. up to 175 million shares, shall be available for issuance.

Our shareholders shall in principle have a preemptive right to subscribe to the bonds. They are thereby enabled to invest their capital with the Company and at the same time to maintain the quota of their share-holding in the Company. However, the management board shall—as up until now—be authorized, pursuant to § 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz), to exclude this preemptive right with the consent of the supervisory board, if the issue price of the convertible bonds is not substantially lower than their market value. Such exclusion of the preemptive rights of existing shareholders is necessary if a bond is to be placed at short notice in order to make use of a favourable market environment. The interests of the shareholders are preserved in that the bonds are issued at a price which is not substantially lower than their market value, as a result of which the value of a preemptive right is practically zero. This option is limited to bonds with rights to shares representing a notional portion of not more than 10 % of the share capital. From this amount shares are to be deducted which are issued from the Authorized Capital I/2002, excluding the preemptive rights of existing shareholders pursuant to § 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz). This deduction is made in the interests of the shareholders with a view to a minimum dilution of their shareholdings.

9

Furthermore, the shareholders' preemptive rights shall be excluded in order to exploit fractional amounts or to comply with the subscription rights of holders of older bonds. It is reasonable and customary to exclude the preemptive rights of existing shareholders in relation to fractional amounts because the costs of trading preemptive rights relating to fractional amounts are out of proportion to the profits for shareholders. It is also usual in the market to grant bond creditors a subscription right to subsequent bonds in order to facilitate the placement of convertible bonds or bonds with warrants. For both purposes, the preemptive rights of existing shareholders need to be excluded.

In addition, it shall be possible to exclude the preemptive rights of existing shareholders in order to issue bonds against contribution in kind. This shall only be possible if the value of the contribution in kind is equal to the issue price of the bond and is not substantially lower than the market value of the bonds determined in accordance with accepted methods of financial mathematics. Such issue against contribution in kind shall, in particular, enable the Company also to use bonds for the purpose of acquiring companies, parts of companies or participations therein or assets in relation to such transactions. As already set out in the report on Item No. 5 of the Agenda, the Company intends to further increase its competitive strength and its profitability by means of such acquisitions. In this respect, it is often not possible or desirable that the consideration is paid in cash. Also, the seller often insists on receiving a consideration in another form. An attractive alternative in this respect can be to offer bonds with a conversion or option right instead of or in addition to the granting of shares or consideration in cash. This option gives additional flexibility and increases the Company's ability to compete in relation to acquisitions. The management board will carefully review in each individual case whether the relevant acquisition and the granting of bonds against contribution in kind is in the best interest of the Company. Only in this case will the management board exclude the preemptive rights of existing shareholders.

The conversion or option right under such bonds which were issued against contribution in kind cannot be serviced from the conditional capital. Rather, treasury shares will have to be used for this purpose or a capital increase against contribution in kind will have to be made, for which the newly proposed Authorized Capital I/2002 will be available, provided the corresponding resolution is passed by the Shareholders' Meeting. The contribution in kind will have to be made by contributing the claim under the bond, whereby the audit of the contribution in kind extends to a review of whether the value of the claim is equal to the value of the shares to be issued in return and the value of the contribution in kind originally made against issuance of the bond was equal to the issue price. Particular reference to these circumstances is to be made in the terms of the bond issue.

Attendance at the Shareholders' Meeting

All shareholders who are registered in the Company's stock register as shareholders of the Company and have given notice of their attendance of the Shareholders' Meeting by no later than 15 January 2002 in writing, via telecopy or e-mail are entitled to attend the Shareholders' Meeting and to exercise their voting rights pursuant to Section 14 of the articles of association.

Shareholders registered in the Company's stock register may give notice of their attendance directly to Infineon Technologies AG at the following address:

  Infineon Hauptversammlung 2002
  81061 München
  Germany

If you intend to attend the Shareholders' Meeting, please give notice of your attendance as early as possible so as to facilitate the organization of the meeting.

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As a special service offered by us, you may also appoint employees of the Company to represent you in the Shareholders' Meeting in accordance with your voting instructions. Further details are provided in the forms sent to each shareholder.

Shareholders who are registered in the Company's stock register may also appoint another person, e.g. a bank or an association of shareholders, with a proxy in writing to exercise their voting right in the Shareholders' Meeting. In this case, the holders of the proxy are to be notified to the Company in due time by the shareholder or the holders of the proxy themselves.

If a bank is registered in the Company's stock register, this bank may exercise the voting right in relation to shares not owned by it only by virtue of an authorization granted to it by the relevant shareholder.

Shareholders or holders of a proxy entitled to attend the Shareholders' Meeting will be issued admission tickets and voting cards.

Copies of the documents mentioned under Item No. 1 of the Agenda will be sent to our shareholders upon request.

Shareholders who have any queries or wish to submit proposals regarding the Shareholders' Meeting are requested to address these to

  Infineon Technologies AG
  CIC Investor Relations
  St.-Martin-Strasse 53
  81669 Munich
  Germany
  (Fax No. +4989/234-26155)

or via electronic mail to

  hv2002@infineon.com

The speeches of the chairman of the Shareholders' Meeting and the chairman of the management board may be directly followed on the Internet (www.infineon.com).

The Notice of the Annual General Meeting of Shareholders has been published in the Federal Gazette (Bundesanzeiger) No. 231 of 11 December and No. 234 of 14 December 2001.

Under Item No. 7, it is planned to hold elections to the supervisory board. In relation to the persons proposed in this respect, we provide the following information pursuant to § 125 (1) Sentence 3 German Stock Corporation Act (Aktiengesetz):

1.
Dr. Stefan Jentzsch is investment banker and member of the management board of Bayerische Hypo-und Vereinsbank AG. He has the following other offices which are all offices with group companies of HypoVereinsbank:

a.
Memberships in supervisory boards to be formed pursuant to law:

—
Activest Investmentgesellschaft mbH
(Chairman of the Supervisory Board)

—
Activest Institutional Investmentgesellschaft mbH
(Chairman of the Supervisory Board)

—
FSB FondsServiceBankGmbH
(Chairman of the Supervisory Board)

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    —
    HVB Systems AG
    (Chairman of the Supervisory Board)

    —
    Vereins- und WestbankAG
    (Member of the Supervisory Board)

    —
    DABbankAG
    (Member of the Supervisory Board)

    —
    INDEXCHANGE Investment AG
    (Member of the Supervisory Board)

  b.
  Memberships in similar governing bodies of business enterprises:

  —
  HVB Asset Management GmbH
  (Chairman of the Advisory Board)

  —
  Pension Consult Beratungsgesellschaft für
  Altersversorgung mbH
  (Chairman of the Advisory Board)

  —
  HVB Private Clients GmbH
  (Member of the Advisory Board)

2.
Karl-Heinz Midunsky is Corporate Vice President and Treasurer of Siemens Aktiengesellschaft. He has the following other offices:

a.
Memberships in supervisory boards to be formed pursuant to law:

—
Gerling-Konzern Speziale Kreditversicherungs-AG
(Member of the Supervisory Board)

—
Hannover Rückversicherungs-AG
(Member of the Supervisory Board)

    Offices with group companies of Siemens AG:

    —
    Krauss-Maffei Wegmann Verwaltungs-GmbH
    (Chairman of the Supervisory Board)

    —
    BSH Bosch und Siemens Hausgeräte GmbH
    (Member of the Supervisory Board)

    —
    Osram GmbH
    (Member of the Supervisory Board)

    —
    Risicom Rückversicherung AG
    (Deputy Chairman of the Supervisory Board)

    —
    Siemens VDO Automotive AG
    (Deputy Chairman of the Supervisory Board)

    —
    Siemens Dematic AG
    (Deputy Chairman of the Supervisory Board)

12

  b.
  Memberships in similar governing bodies of business enterprises:

    Offices with group companies of Siemens AG:

    —
    Siemens Building Technologies
    AG Zurich, Switzerland
    (Member of the Advisory Board)

    —
    Fujitsu Siemens Computers (Holding) B.V.,
    Amsterdam, The Netherlands
    (Member of the Supervisory Board)

3.
Dr. Peter Mihatsch is member of the management board of KirchHolding GmbH & Co. KG. He has the following other offices:

a.
Memberships in supervisory boards to be formed pursuant to law:

—
Giesecke & Devrient GmbH
(Chairman of the Supervisory Board)

—
Arcor AG
(Member of the Supervisory Board)

—
DaimlerChrysler Services AG
(Member of the Supervisory Board)

—
Vodafone D2 AG
(Member of the Supervisory Board)

    Offices with group companies of KirchHolding GmbH & Co. KG:

    —
    KirchPayTV GmbH & Co. KGaA
    (Chairman of the Supervisory Board)

  b.
  Memberships in similar governing bodies of business enterprises:

  —
  BT & T Asset Management AG, Urfeld, Switzerland
  (Chairman of the Advisory Board)

4.
Dr. Martin Winterkorn is member of the management board of Volkswagen AG. He has the following other offices:

a.
Memberships in supervisory boards to be formed pursuant to law:

—
Wolfsburg AG
(Member of the Supervisory Board)

—
Salzgitter AG
(Member of the Supervisory Board)
Offices with group companies of Volkswagen AG:

—
Audi AG
(Member of the Supervisory Board)

  b.
  Memberships in similar governing bodies of business enterprises:

    Offices with group companies of Volkswagen AG:

    —
    AUTOEUROPA-AUTOMÓVEIS Lda., Setubal, Portugal
    (Member of the Board of Directors)

13

    —
    Ingenieurgesellschaft Auto und Verkehr GmbH
    (Member of the Advisory Board)

    —
    SEAT S.A., Barcelona, Spain
    (Member of the Supervisory Board)

    —
    Shanghai-Volkswagen Automotive Company Ltd.,
    Shanghai, China
    (Member of the Board of Directors)

    —
    Sitech Sp. Zo. O., Polkowice, Poland
    (Member of the Supervisory Board)

    —
    VW-Comércio e Participacoes Lda., Sao Paulo,
    Brazil
    (Member of the Advisory Board)

    —
    Volkswagen (China) Investment Company Ltd.,
    Peking, China
    (Member of the Board of Directors)

    —
    Volkswagen of South Africa (Pty.) Ltd.,
    Uitenhage, South Africa
    (Member of the Board of Directors)

Further, we issue the following information pursuant to § 128 German Stock Corporation Act (Aktiengesetz):

One member of the supervisory board of Infineon Technologies AG is a member of the management board of Bayerische Hypo- und Vereinsbank AG (until 31.12.2001).

First Union Trust Company National Association, Wilmington, Del., USA, has a shareholding of 28.86% in Infineon Technologies AG. Pursuant to a fiduciary agreement with Siemens AG, First Union has undertaken not to exercise its voting rights attached to these shares.

Deutsche Bank AG, Frankfurt a. M., has underwritten the most recent issue of securities of Infineon Technologies AG.

Sincerely,

Infineon Technologies AG

14

INFINEON TECHNOLOGIES AG

VORSITZENDER DES AUFSICHTSRATS: Dr. Volker Jung
VORSTAND: Dr. Ulrich Schumacher, Vorsitzender
VORSTANDSMITGLIEDER: Peter Bauer, Peter J. Fischl,
Dr. Sönke Mehrgardt, Dr. Andreas von Zitzewitz
SITZ DER GESELLSCHAFT: München
REGISTERGERICHT München HRB 126492

15

COUNTERPROPOSALS

Annual General Meeting
of Infineon Technologies AG
on 22 January 2002

Never stop thinking.

Two shareholders have submitted counterproposals to agenda items 2, 5, 6 and 7 for consideration at the upcoming Annual General Meeting of Infineon Technologies AG. To the extent such shareholder proposals and supporting statements are required to be reported pursuant to §§ 125 et seq. of the German Stock Corporation Act (Aktiengesetz), they are set forth below:

Mr. Bernd Heise and the Registered Association of Shareholder Employees of Infineon, Munich, submitted the following counterproposal for the reasons stated:

A.    In relation to Item No. 2 of the Agenda, Approval of the management board's acts:

Resolved that the acts of the members of the management board be not approved.

Reasons:

More than half a year after important competitors had started to make crisis provisions, the management board still continued its expansive business strategy. In doing so, the management board took an improper risk to the detriment of employees and shareholders.

Subsequently, extensive investments had to be reversed, triggering considerable restructuring costs.

Until July 2001 the Company continued to recruit new employees. Shortly thereafter, many of those new employees were given notice of dismissal. A total of 5000 employees are to lose their jobs. Options to flexibly organize working hours for the purpose of reducing staff costs were partly not used.

These costs, wasted opportunities, the cheap selling off of human resources and a material blow to the Company's image both within and outside of Infineon weaken the Company's prospects in the future economic recovery.

Mr. Matthias Gaebler, Stuttgart, submitted the following counterproposals for the reasons stated:

B.    In relation to Item No. 2 of the Agenda, Approval of the management board's acts:

Resolved that the acts of the management board not be approved.

Reasons:

The information policy of the management board is disastrous for a company which is a DAX member. At the last Shareholders' Meeting, the management board, even despite several inquiries, did not make a forecast for the current fiscal year and thereby snubbed the shareholders attending the meeting. However, making a definite forecast in relation to sales and results is a basic precondition for winning the trust of shareholders. The disastrous market development and the ensuing collapse of stockmarket price might perhaps have been mitigated by an offensive communication. The shareholders expect a competent management board to make honest and competent statements. Should the management board fail to make forecasts also in future, the shareholders may have to pass a vote of no-confidence in the board. However, the current "Waterloo" as regards information is not acceptable.

C.    In relation to Item No. 5 of the Agenda, Creation of Authorized Capital I/2002:

Resolved that the creation of an Authorized Capital I/2002 for capital increases against contribution in cash and for capital increases against contribution in kind and the relevant amendments of the articles of association be refused.

Reasons:

The shareholders' funds are made available to the management board on a fiduciary basis. However, as the person providing the funds, the shareholder, in turn, may expect to be provided with the relevant information by the management board. As long as the shareholders are left in a "nirvana" as regards information by the management board, there is no reason why the management board should be granted further authorizations. Rather, the management board should realize that as a basic

2

prerequisite, the information policy is to be considerably improved before thinking of ways of getting hold of further money from the shareholders. Why should one provide financial funds to the company, as long as one does not even receive definite forecasts in relation to sales and results for the current fiscal year?

D.    In relation to Item No. 6 of the Agenda, Authorization to issue convertible bonds and bonds with warrants:

Resolved that the authorization to issue convertible bonds and bonds with warrants and at the same time creation of a Conditional Capital II/2002 and the relevant amendment of the articles of association be refused.

Reasons:

This proposal for resolution does not offer the shareholders any advantages. Rather, this measure would result in a capital dilution and additional interest burden which may have considerable disadvantages, as the example of the insolvency of Brokat AG shows. In addition, the holders of bonds hardly have any influence on the Company. They do not even have the rights of a shareholder. If the Company requires capital, such capital is to be acquired by means of ordinary capital increases.

E.    In relation to Item No. 7 of the Agenda, Election to the supervisory board:

Resolved that the proposal made by the supervisory board regarding the election to the supervisory board, namely to elect Dr. Stefan Jentzsch as member of the supervisory board, be refused and that Mr. Matthias Gaebler, Diplom-Ökonom, Stuttgart, be elected as member of the supervisory board instead.

Reasons:

The former member of the management board of HypoVereinsbank, Rauch, did not even keep up his office until the date of the general meeting of shareholders and scarpered as at New Year's Eve without any explanation. Now, it is again a member of the management board of HypoVereinsbank, namely Mr. Jentzsch, who is proposed to take office in the supervisory board. However, this supervisory board is not a hereditary estate of HypoVereinsbank. Furthermore, HypoVereinsbank has enough internal problems of its own to solve. The chairman of the management board of Deutsche Bank, Breuer, already stated that the number of supervisory board seats held by banks should be reduced for reasons of conflicts of interests. Moreover, since the IPO the free float of stock has remained without representation in the supervisory board. By submitting its proposal, the supervisory board continues to try to prevent that a representative of the common shareholders enters its undisturbed realm.

Comments on the Shareholder Counterproposals

        We consider the counterproposals to be unfounded and propose to vote against them. The management board will also discuss these proposals in the Shareholders' Meeting. Please find below our initial comments:

1.    In relation to "Approval of the acts of the members of the management board" (Counterproposal A submitted by Mr. Heise and Counterproposal B submitted by Mr. Gaebler):

In relation to Mr. Heise's arguments:

As the management board stated in the Shareholders' Meeting held on 6 April 2001, Infineon, as a result of the weak market, decided to take countermeasures already at this point in time. The capital expenditure for fixed assets was reduced by Euro 500 million for the reporting year 2001 and by Euro 1 billion for the fiscal year 2002. Costs were reduced by Euro 700 million compared with budgeted costs for the reporting year. Furthermore, from March 2001 the business unit Wireless Solutions, and from July 2001 the Infineon Group as a whole applied a recruitment stop to the greatest possible extent. When it became apparent—contrary to the forecasts published by many experts in relation to a

3

recovery of the market in the second half of the year—from mid-2001 that the difficult market situation in the semiconductor industry would, after all, last longer, the management board, in consultation with the supervisory board, introduced a cost-reducing program by the name of "Impact": By way of an increased concentration of all forces, potential saving effects of at least Euro 1 billion were identified on a group-wide level, 70 percent of which are not staff-related.

Furthermore, in consultation with the works council, short-time working was resolved for the works in Regensburg and Munich for an initial period from October 2001 until March 2002. The positions to be newly staffed at the Dresden location due to the expansion of the modern 300-millimeter production are primarily being offered within the company. In addition, at several locations full-time employment contracts were converted into part-time contracts on a voluntary basis and options for early retirement were offered to a larger extent.

By taking these measures, Infineon has swiftly and effectively reacted to the difficult situation in the worldwide semiconductor market. Its efficient risk management system, for which Infineon received the "European Risk Management Award" in September 2001, enabled the company, among other things, to do this. By means of the cost-reducing program, which is already taking effect, and a solid basis of financial funds, Infineon has created favourable conditions to meet the future challenges and to hold its ground with continuing success in the very dynamic semiconductor market.

In relation to Mr. Gaebler's arguments:

In the Shareholders' Meeting held on 6 April 2001, the management board repeatedly pointed out that reliable forecasts of the development in the semiconductor market were difficult to make and that for this reason leading market analysts as well as customers and the semiconductor enterprises themselves were careful about making further forecasts in relation to the market development. As a consequence, neither Infineon nor similar competitors issue definite quantitative sales and results forecasts.

Furthermore, the company provided the general public without delay and in detail with information on the development of Infineon's results and its business development by way of ad hoc notices and quarterly reports. Moreover, the company regularly receives confirmation from financial analysts and journalists that Infineon communicates in an exemplary manner with regard to detail and segment reporting: e.g. Infineon was awarded a prize for its excellent investor relations activities by an international jury. The management board will continue to apply this open communication policy in the future.

2.    In relation to "Creation of an Authorized Capital I/2002 for capital increases against contribution in cash and for capital increases against contribution in kind" and in relation to "Authorization to issue convertible bonds and bonds with warrants and at the same time creation of a Conditional Capital II/2002" and the relevant amendments of the articles of association (Counterproposals C and D submitted by Mr. Gaebler):

We have outlined the company's information policy under point 1. The experience made in the course of our capital increase in the reporting period 2001 has shown how important it is for the purpose of raising capital to be able to choose between the instrument of a capital increase against contribution in cash and the issue of convertible bonds and bonds with warrants. The proposal of the management board and the supervisory board is intended to provide the company with the necessary flexibility in this respect—also in comparison with the competitors. We also refer to the Reports on Item No. 5 and Item No. 6 of the Agenda contained in the Notice of the Shareholders' Meeting, which discuss the proposals submitted to the Shareholders' Meeting by the supervisory board and the management board in detail.

3.    In relation to "Election to the supervisory board" (Counterproposal E submitted by Mr. Gaebler):

4

When deciding on persons to be proposed, the supervisory board solely relies on the professional and personal qualification of the candidates with regard to an office as member of the supervisory board of Infineon Technologies AG. We are very pleased that Dr. Jentzsch as an acknowledged expert of the capital market is standing for election as member of the supervisory board.

Infineon Technologies AG

Management Board and Supervisory Board

5

INFINEON TECHNOLOGIES AG

VORSITZENDER DES AUFSICHTSRATS: Dr. Volker Jung
VORSTAND: Dr. Ulrich Schumacher, Vorsitzender
VORSTANDSMITGLIEDER: Peter Bauer, Peter J. Fischl,
Dr. Sönke Mehrgardt, Dr. Andreas von Zitzewitz
SITZ DER GESELLSCHAFT: München
REGISTERGERICHT München HRB 126492

6

CONCENTRATION CONVERGENCE CONFIDENCE

SHORT REPORT 2001

Never stop thinking.

INFINEON AT A GLANCE

The Infineon Group(1)	2000(2)	2001(2)	Change
	(in Euro millions)
Net sales	7,283	5,671	-1,612
Research & development expenses	1,025	1,189	+164
EBIT(3)	1,670	-1,024	-2,694
Net income (loss)	1,126	-591	-1,717
Net cash provided by operating activities	2,080	211	-1,869
Net cash used in investing activities	-2,327	-1,813	+514
Free cash flow	205	-1,994	-2,199
Total liabilities and shareholders' equity	8,853	9,743	+890
Total shareholders' equity	5,806	6,900	+1,094
Employees (as of September 30, worldwide)	29,166	33,813	+4,647
The IFX Share/Ads	(in Euro)
	2000(2)	2001(2)	Change
The IFX share performance(4)
High	93.60	58.25	-35.35
Low	49.50	11.52	-37.98
Closing price (fiscal year end)	54.88	13.50	-41.38
Average daily trading volume	2,304,229	3,121,172	+816,943
Shares outstanding (weighted average)	614m	641m	+27m
Shares outstanding (as of September 30)	625.5m	693m	+67.5m
Market capitalization (in Mio. Euro) (as of September 30)	34,327	9,356	-24,971
Earnings (loss) per share/ADS—basic and diluted (in Euro)	1.83	-0.92	-2.75
Dividend per share/ADS (in Euro)	0.65	—	-0.65

(1)
According to U.S. GAAP (United States Generally Accepted Accounting Principles).

(2)
Fiscal Year begins on October 1 and ends on September 30.

(3)
EBIT = Earnings before interests, minority interests and taxes.

(4)
Prices in Euro as reported by the XETRA trading system.

CONCENTRATION—CONVERGENCE—CONFIDENCE

Concentration

        A process focusing on the essentials, designed to make Infineon Technologies fit for the future. Looking ahead to the future, we are focusing our business operations on long-term growing market segments. At the same time, we are bundling our energies in an even more streamlined and flexible organization.

Convergence

        A growing number of products and technologies in the fields of electronics and communications are becoming entwined, interconnected and interlinked—resulting in a whole new range of applications. As a catalyst for technological progress and cost reductions, Infineon Technologies is making a significant contribution to the convergence of our knowledge-based society: good prospects for the future of the company.

Confidence

        Infineon Technologies is well positioned to take advantage of the next upswing in the semiconductor market—and to operate in the vanguard of the industry. We have complete confidence in our strengths and are optimistic that our long-term strategy will prove to be successful. And we would like to pass this confidence on to our employees, customers, partners, and naturally to the shareholders of Infineon Technologies AG.

LETTER TO THE SHAREHOLDERS

[PICTURE OF ULRICH SCHUMACHER]

Dear Shareholders

        Following our highly successful 2000 financial year, the 2001 financial year was a particularly difficult one for Infineon Technologies AG. The dramatic market developments impacting the semiconductor industry combined with a far-reaching global economic downturn were the decisive factors influencing our business—and posing major challenges, to which we reacted to with determination and resolve.

        The semiconductor industry achieved a record growth rate in the year 2000, expanding by 37 percent. At the same time, Infineon posted record results for fiscal year 2000 with a revenue growth of 72 percent and an EBIT of 1.67 billion Euro. However, the 2001 financial year was characterized by the most far-reaching market collapse in the history of the semiconductor industry. Instead of posting double-digit growth as originally anticipated, the market for semiconductors actually declined by about 30 percent. This dramatic slump was not foreseen by any market forecasts made in the fall of 2000. Whereas the semiconductor market was expected to grow by 20 percent to approximately 245 billion U.S. Dollar in 2001, a decrease to around 140 billion U.S. Dollar is now being predicted. Nevertheless, ongoing discussions often tend to overlook the highly favorable mid-term and long-term future growth perspectives for the semiconductor industry. It is important to note that the market for chips has expanded by an annual average of 14 percent over the last forty years. The semiconductor industry will continue to be a strong growth sector and a catalyst for the modernization of the business community and society in general in this Information Age.

        The main reason for the downward spiral in the semiconductor market in the past financial year was the significant decline in both price and demand in the most important markets which generally drive growth, namely memory products and communications. For the first time since the mid-1970s, the market for PCs is expected to decline—posting a drop of 4 percent. Weak demand has been accompanied by a major drop in prices for DRAM products. The average price for a 128-Mbit memory chip decreased to a level only slightly above one U.S. Dollar in September 2001, compared to 15 U.S. Dollar in September 2000. In addition, following years of unchecked growth, the first unexpected slump in demand in the market for mobile communications occurred at the beginning of 2001. Even the investments committed by telecommunications companies towards expanding their data and voice communications networks actually declined, contrary to original forecasts. The level of these investments will drop 5 percent this year compared to an increase of 37 percent in the year 2000. Finally, demand for security and chip card ICs also suffered due to slow growth in the communications market.

        This extensive market slump not only resulted in the largest downturn ever recorded in the generally cyclical semiconductor business, but inevitably had a negative impact on Infineon's business operations. Total revenues dropped about 22 percent to 5.7 billion Euro in the 2001 financial year, following record revenues of 7.3 billion Euro in the 2000 financial year. The loss before interests, minority interests and taxes was 1.02 billion Euro. The annual net loss amounted to 591 million Euro. The loss per share in 2001 amounted to 0.92 Euro, compared to a profit per share of 1.83 Euro in the last financial year. These negative developments in our company results are the consequence of an intensive price war taking place in the field of memory products—which has led to a fierce competitive "shake-out" among DRAM manufacturers. This was accompanied by increasing downward pressure on prices in our communications segments in the second half of the year. A case in point: the decline in the field of mobile communications led to an18 percent drop in revenues in our Wireless Communications Business Group.

        Although manufacturers of cellular phones and network providers continue to confront unfavorable market conditions, we managed to achieve a revenue growth for all non-memory segments by almost 10 percent in the 2001 financial year. The Security and Chip Card ICs Business Group increased revenues by 57 percent, whereas the Automotive and Industrial Electronics Business Group expanded by 25 percent and our Wireline Communications operations by 15 percent.

Concentration—Impact

        Infineon reacted with determination to the biggest downturn in demand in the history of the semiconductor industry. Back in July 2001, we developed and announced a comprehensive package of measures entitled Impact to cut costs and streamline our business. The aim of Impact is to achieve cash savings including capital expenditures of over 1.5 billion Euro by the end of the 2002 financial year. Following a thorough analysis, we identified far-reaching potential savings and implemented a series of measures. These include considerable cost reductions in purchasing, information services, overhead, sales and marketing, logistics, and research and development. About 70 percent of savings are related to non-personnel issues. At the same time, Infineon has adjusted its level of planned capital expenditures to the difficult market situation. We are concentrating our efforts and investments on important innovations, on our core technological competencies, and in raising productivity, for example through the production of chips on 300mm silicon wafers in our Dresden manufacturing plant. Unfortunately, this program also entails unavoidable adjustments in the size of our workforce. Globally, we will reduce the number of employees by about 5,000. By the end of calendar 2001, we will have cut a total of 2,400 jobs, of which 1,900 are people working abroad and 500 in Germany.

        The resolute and successful implementation of the cost-cutting program Impact is a crucial step towards maintaining the innovative strength and productivity of Infineon in a tough business environment as well as ensuring a solid financial foundation. Despite difficult market conditions, the successful follow-on public offering carried out in July 2001 raised net proceeds of 1.48 billion Euro and represents a vital contribution to achieving our targets. Furthermore, the success we had in changing the structure of our portfolio in the field of wireline communications also had a positive impact. We also received more than 650 million Euro by divesting our infrared components business and selling our share in the opto-semiconductor joint venture with Osram. Through our implementation of the measures described above, we are moving forcefully to counteract the prevailing market conditions. We intend to emerge strengthened from the current difficult conditions in the worldwide semiconductor market.

Convergence—Technological Leadership in Networked Markets

        Despite the challenging market environment, Infineon once again maintained its competitive edge in key target markets and further expanded its technological and cost leadership. In this regard, we further extended our strategic focus and our systems strengths in the fields of communications, memory products and automotive electronics.

        In our Wireline Communications Business Group, we further strengthened our leading position in the markets for fiber optic components, high-speed communications, Internet access, and LAN/WAN infrastructure. In particular, we increased our lead in the market fast optical data transmission networks at 10- to 40-Gbits per second. We further improved our technological leadership role with the acquisition of Catamaran Communications. Infineon continues to be in the technological vanguard in introducing high-speed VDSL broadband communications standards. We have built a leading position in UMTS infrastructure, and expect to derive a substantial benefit from the growth potential of this future-oriented market.

        In the Wireless Communications Business Group, we systematically expanded our systems competence for GSM and the future mobile communications standards GPRS and UMTS. We now rank among the very few providers of complete systems for mobile telephony, an essential prerequisite for achieving speedy growth for next-generation GPRS and UMTS mobile communications. Infineon is also in the technological vanguard when it comes to producing chips for Bluetooth, the fast wireless transmission technology for short distances.

        Infineon continues to be the world market leader for the increasingly important area of security applications and security systems. We boosted our revenues in this field by 57 percent in the 2001 financial year. In the 2000 calendar year, we achieved a world market share of 34 percent. We are not only the technological forerunner in existing markets such as mobile communications, Internet access, electronic banking, electronic and mobile commerce. There is also growing demand for innovative security and authentication systems, including biometric systems such as our fingertip sensors. Our comprehensive systems expertise—with the most advanced encryption technologies as well as state-of-the-art security memory products and controllers—open up new growth markets in the fields of on-line security and identification systems like personal IDs.

        The Automotive and Industrial Electronics Business Group developed quite favorably. We increased our revenues by almost 25 percent to more than one billion Euro and consolidated our market leadership position as the second largest provider worldwide and the number one in Europe excluding ICs used in car radios. With our cutting-edge systems expertise, we have an outstanding basis for offering comprehensive solutions for automotive electronics in the promising growth market for telematics, navigation, and infotainment.

        As discussed before, the drastic decline in demand in the memory products market, combined with a dramatic fall in prices and cutthroat competition, has led to a significant drop in revenues and considerable losses in our Memory Products Business Group. Nevertheless, Infineon is well positioned to emerge strengthened from the current market conditions and competitive situation, due to its outstanding technology and cost leadership. We are in an excellent competitive position thanks to aggressive shrinks in the structure size of chips, advanced production technologies and our world leadership in manufacturing next generation chips on 300mm wafers, an approach, which we will resolutely pursue. We want to grow profitably in a consolidated memory products market by achieving substantial productivity growth and exploiting the cost advantages of 300mm production. At the same time, we will expand our position in the less volatile target markets for specially-developed memory products and high-performance chips.

Confidence—Well-equipped for the Future

        I want to emphasize what I already said: Infineon has reacted quickly and effectively to the challenging market conditions on the global semiconductor market. On the basis of the cost reduction program Impact, which is being currently implemented combined with a sound financial business base, we are well-equipped to successfully meet the challenges the future will pose. We are well-established and rank among the leaders in our high-growth market segments. Following our initial public offering, we have successfully made use of our independence as a listed company to carry out strategically crucial acquisitions and to decisively optimize our portfolio. We are investing in technological and cost leadership measures and in the future-oriented markets of tomorrow. We are making our presence felt, are positioned in the vanguard of innovators and have ensured important competitive advantages.

        Our extensive portfolio of technologies and the successful expansion of our systems capabilities provide the basis for us to optimally fulfill the increasing needs of our customers for tailor-made systems and comprehensive solutions in an increasing number of areas—ranging from system and software design for mobile telephone and security applications to comprehensive telematics solutions for automobiles. We will continue to focus on promising target markets, expand our innovative strength, systems competencies and cost leadership, and emerge strengthened from the tough business environment prevailing at present.

        With our broad customer base, our technologies as well as the high potential of our employees we are well-equipped to benefit from the next upswing in the market and the growth dynamics of the semiconductor industry. Our corporate motto "Never stop thinking" will continue to guide our activities well into the future. I am personally convinced that we will assert ourselves and persevere with long-lasting success in an extremely dynamic market. On behalf of the entire Management Board of Infineon Technologies AG, I would like to express my sincere thanks to all employees for their dedicated involvement and commitment, and to all shareholders for their confidence.

Sincerely yours,
/s/ Ulrich Schumacher Ulrich Schumacher

TOTAL SALES IN EURO MIO.

EARNINGS (LOSS) PER SHARE IN EURO

OPERATING & FINANCIAL REVIEW 2001

SELECTED CONSOLIDATED FINANCIAL DATA

	As of and for the Financial Year Ended September 30(1)
	1996(2)	1997	1998	1999	2000	2001
	(in Euro millions, except per share data)
Selected consolidated statement of operations data
Net sales	2,350	2,885	3,175	4,237	7,283	5,671
Cost of goods sold	-1,743	-2,220	-2,728	-3,011	-4,110	-4,904
Gross profit	607	665	448	1,227	3,172	767
Research and development expenses	-370	-457	-637	-739	-1,025	-1,189
Selling, general and administrative expenses	-223	-367	-481	-551	-670	-786
Restructuring charge(3)	—	—	-816	—	—	-117
Other operating income (expense), net	40	-21	-9	-2	2	199
Operating income (loss)	53	-180	-1,496	-64	1,479	-1,125
Interest income (expense), net inclusive of subsidies	49	45	-35	43	75	-1
Equity in earnings (losses) of associated companies	3	-56	-151	34	101	25
Gain on associated company share issuance(4)	—	—	—	—	53	11
Other income, net	1	1	2	18	36	65
Minority interests	-1	-1	-1	—	-6	5
Income (loss) before income taxes	105	-192	-1,682	31	1,738	-1,019
Income tax benefit (expense)	12	96	907	30	-612	429
Net income (loss)	117	-95	-775	61	1,126	-591
Basic and diluted income (loss) per share(5)	0.19	-0.16	-1.29	0.10	1.83	-0.92
Basic and diluted income (loss) per ADS(5)	0.19	-0.16	-1.29	0.10	1.83	-0.92
Dividends declared per share(6)	n/a	n/a	n/a	—	0.65	—
Dividends declared per ADS(6)	n/a	n/a	n/a	—	0.65	—
Selected consolidated balance sheet data
Cash and cash equivalents	10	15	12	30	511	757
Working capital deficit, excluding cash and cash equivalents	945	560	887	444	870	-85
Total assets	3,562	4,595	4,760	6,445	8,853	9,743
Short-term debt, including current portion of long-term debt	139	176	106	495	138	119
Long-term debt, excluding current portion	688	889	893	135	128	249
Shareholders' equity	1,870	2,228	2,096	3,656	5,806	6,900
Selected consolidated operating data
Net cash used in investing activities	—	-1,656	-959	-918	-2,327	-1,813
Net cash provided by (used) in operating activities	—	496	-185	469	2.080	211
Depreciation and amortization expenses	-478	-597	-578	-573	-834	-1,122

(1)
Columns may not add due to rounding.

(2)
Unaudited.

(3)
In 2001, this charge relates to the implementation of our Impact cost reduction program. In 1998, this charge consists of amounts attributable to the wafer fabrication facility located in the North Tyneside area of northem England, which was shut down.

(4)
In both 2000 and 2001, ProMOS shareholders approved the distribution of employee bonuses in the form of shares. As a result of this distribution, our interest was diluted, while our proportional share of ProMOS shareholders' equity increased by 53 million Euro and 11million Euro, respectively, which increases are reflected as non-operating income.

(5)
Earnings per share data for the1996 to1999 financial years assume that 600 million shares, the number of shares outstanding immediately prior to our initial public offering in March 2000, were outstanding for all periods presented. For the 2000 financial year, the weighted average number of our company's shares outstanding was 613,862,876 or 615,121,186 on a fully diluted basis. For the 2001financial year, the weighted average number of our company's shares outstanding was 640,566,801 on both a basic and a fully diluted basis.

(6)
As our company did not exist as a separate legal entity prior to March 30, 1999, we can present dividend information only subsequent to that date.

OPERATING & FINANCIAL REVIEW 2001

  •
  Severe market collapse in semiconductor industry and weak economic situation worldwide

  •
  Dramatic decrease in prices for memory products

  •
  Substantially reduced demand for wireless communications products due to difficult market conditions

  •
  Significant revenue declines in the second half of our 2001 financial year resulting in operating losses in all segments except for Automotive and Industrial Business

  •
  Continuing growth in our Automotive and Industrial Business

  •
  Measures to reduce costs by more than 1 billion Euro being implemented

  •
  Continued investment in research and development and in ramping up the production of semiconductors using 300mm technology

  •
  Further portfolio optimization through strategic investments and the disposal of non-core assets

  •
  Successful equity offering of 1.5 billion Euro despite difficult capital market environment

WEAK WORLD ECONOMIC SITUATION AND DRASTIC DECLINE IN SEMICONDUCTOR PRICES

        In 2000, world economic growth registered 3.9 percent, the highest growth rate during the last ten years. However, the economic downturn that began in the United States in autumn 2000 spread to the European and Asian economies during calendar year 2001. The technology sector, and in particular the semiconductor and telecommunications markets, which have traditionally been highly dependent on the overall health of the economy, were particularly affected. The dramatic events of September 11, 2001 in New York and Washington have added further impediments to turning around an already weak global economy.

        The extent of the downturn affecting the technology sector was initially underestimated. In autumn 2000, leading semiconductor market research firms (such as Gartner Dataquest) predicted an increase in total semiconductor sales worldwide of more than 25 percent for calendar year 2001. As of September 2001, however, Gartner Dataquest predicted a decline in worldwide semiconductor sales during calendar year 2001 of 26 percent, to 168 billion U.S. Dollar. The market for non-memory products—logic ICs, analog, discrete and optical components—is now predicted to decrease by 21 percent during the same period. The mobile communications business has been hit particularly hard, with worldwide sales in 2001expected to decline by 30 percent compared with 2000. Total sales in the memory chip market, which includes DRAM, SRAM and non-volatile memories (such as flash memories) and which represented approximately 28 percent of the total semiconductor market in calendar year 2000, is predicted to decline by 43 percent in calendar year 2001. According to Gartner Dataquest, the spot price market for 128-Mbit DRAM declined 90 percent from 15.00 U.S. Dollar in September 2000 to 1.45 U.S. Dollar at the end of September 2001.

Marked Decrease in Sales and EBIT

        In financial year 2001, we recorded total sales of 5,671 million Euro, which represents a decrease of 22 percent from 7,283 million Euro in total sales in the 2000 financial year. Our net loss after tax amounted to 591 million Euro in the 2001 financial year, compared to net income in the prior year of 1,126 million Euro. In fiscal 2001, we suffered a loss per share of 0.92 Euro, compared to earnings of 1.83 Euro per share in our 2000 financial year. The loss before interests, minority interests and taxes totaled 1,024 million Euro for the 2001 financial year, compared to earnings before interests, minority interests and taxes (EBIT) of 1,670 million Euro in the 2000 financial year. Significant declines in demand and product prices, which continued to decline in many sectors throughout the financial year, have negatively influenced EBIT and sales of all segments, with the exception of Automotive and Industrial.

Extensive Cost Reduction Program Being Implemented

        Due to the continued weakness of the technology sector, in July 2001 we announced an extensive cost reduction program called Impact. The program is projected to reduce operating costs by more than 1 billion Euro.

        To this end, we are undertaking a review of the business processes and cost structures in all of our business units and have taken steps toward substantial cost reductions. These steps include the reduction of our worldwide workforce by approximately 5,000 employees. From October 2001 onwards, we have also introduced reduced work hours at our production sites in Regensburg and Munich. As part of the initiative, we took a restructuring charge of 117 million Euro during our fourth quarter of financial year 2001.

        In addition, we scaled back capital expenditures during the 2001 financial year to 2.3 billion Euro from the previously planned 2.8 billion Euro. We have also reduced our planned capital expenditures for the 2002 financial year to approximately 900 million Euro.

        Our current plans also call for lower total research and development spending in financial year 2002 to better reflect the market weakness. However, it remains our plan to continue to invest in strategic projects. Only through continued investment throughout all market cycle we can hope to capitalize on the opportunities of the next upturn.

Continued Investments in Research and Development

        Research and development (R&D) expenses, including in process R&D charges, which were primarily for the development of next-generation products in Infineon's target markets such as advanced DRAM technologies, 10- and 40-Gbit optical networking, 2.5G (GPRS) and 3G (UMTS) mobile communications, and other new technologies, totaled 1,189 million Euro in the 2001 financial year. We also invested heavily in the further development of our process technologies for semiconductor manufacturing and expanded our portfolio of universally applicable processor modules.

        Our ability to stay at the forefront of the semiconductor industry depends on the products and services developed by our own R&D departments, as well as work conducted in partnership with other leading semiconductor and technology companies. Such partnerships allow us to share both the costs and the risks of development, while also enabling us to bring new technologies to market faster.

New Strategic Investments

        At the start of the 2001 financial year, we acquired the business activities of Sican GmbH, one of the biggest independent European design houses for communications ICs, for 10 million Euro. The acquisition will enable us to develop and sell system-on-chip solutions for secure wireless and wireline communications. Sican's business complements the activities of our Wireless, Wireline and Security and Chip Card ICs segment.

        In March 2001, we acquired an approximate 20 percent interest in Ramtron International Corporation, located in Colorado Springs, USA, in exchange for ordinary shares valued at 21 million Euro, plus 11 million Euro in cash. We also entered into a separate cross-license agreement with Ramtron, which provides us with a license of Ramtron's FRAM technology, and gives Ramtron access to certain of our technologies relating to the fabrication of FRAM memories.

        In October 2000, we agreed to acquire Ardent Technologies, located in Sunnyvale, USA, for ordinary shares valued at 39 million Euro. Ardent extends our expertise in local area networks (LAN) switching technologies. This acquisition positioned us to expand our product portfolio in the area of high-integration Fast Ethernet and Gigabit Ethernet switching devices and to broaden the product offering of our Wireline Communications segment in the market for semiconductors used in LAN. However, as a result of our re-evaluation of the internet-based LAN switching market following a dramatic decline during the second half of 2001, we subsequently terminated a significant number of the Ardent employees and abandoned most of the acquired technologies, resulting in an impairment charge of approximately 14 million Euro.

        In July 2001, to strengthen the optical networking capabilities of our Wireline Communications segment, we acquired the network specialist Catamaran Communications Inc., located in San Jose, California, for ordinary shares valued at 246 million Euro. Catamaran is an emerging leader in integrated circuits for the next-generation 40-Gbit/s segment and the fast growing 10-Gbit/s segment of the optical networking market.

Strategic Alliances

        In March 2001, together with United Microelectronics Corporation (UMC) and another investor, we established the UMCi joint venture to construct and operate a 300mm wafer fabrication foundry facility in Singapore. In April 2001, we invested approximately 59 million U.S. Dollar and will be required to make additional investments of our technology and cash contributions totaling 481 million U.S. Dollar over the next two years, in exchange for a 30 percent interest in the UMCi joint venture. The UMCi joint venture will provide foundry services and we have agreed to purchase a specified production volume.

        In May 2001, we formed the Ingentix venture together with Saifun Semiconductors Ltd., Israel. Ingentix, which is located in Israel and Germany, will develop, manufacture and market flash memory products based on Saifun's patented Nitrided Read Only Memory (NROM) technology. Ingentix will initially focus on developing MultiMediaCard storage products. We received a 51 percent interest in Ingentix in exchange for a cash contribution of 17 million U.S. Dollar.

Divestitures

        In order to focus on the strengthening of our core business activities, we continue to evaluate our portfolio of businesses and as a result have sold non-core businesses and investments for cash in the aggregate of 911 million Euro in fiscal 2001.

        In October 2000, we sold our image and video consumer electronics business for 250 million Euro in cash to Micronas Semiconductor Holding AG, Zurich, resulting in a pretax gain of 202 million Euro.

        In July 2001, we agreed to sell our infrared components business for approximately 120 million U.S. Dollar in cash to Vishay Intertechnology Inc. in a two-step transaction. The initial sale of a portion of the business was completed in August 2001, resulting in a pretax gain of 26 million Euro. The remaining interests and cash of 42 million U.S. Dollar are expected to be exchanged in 2002.

        In August 2001, we sold our 49 percent interest in the Osram Opto Semiconductors GmbH & Co. OHG joint venture for 565 million Euro in cash to our joint venture partner, Osram GmbH, Munich, a Siemens subsidiary. In accordance with US GAAP, as a transaction between entities under common control, the excess of the sales price over the carrying basis of our investment net of taxes of 392 million Euro is reflected as an equity transaction and does not affect our consolidated statement of operations.

Continued Optimization of our Manufacturing Capacity and Procurement

        Due to the cyclical nature of the semiconductor market, there is a constant challenge to match operating capacity to market demands. During the 2000 financial year, most of our production facilities were operating at full capacity. In contrast, the increasingly weak market conditions experienced during the 2001 financial year have resulted in most non-memory production facilities, including our ALTIS joint venture, operating at less than full capacity. Without significant increases in demand, these facilities will continue to operate at lower utilization resulting in higher unit production costs.

        Due to our belief in the positive long-term growth prospects of the memory business, we are continuing our plans for production using 300mm technology and we expect to complete the expansion of our new Dresden production facility in the first half of calendar year 2002 and to ramp up production immediately thereafter. It will be one of the first production facilities of its kind worldwide to manufacture semiconductors on production scale using 300mm technology. This technology will be used for DRAM production for the time being and should eventually enable us to significantly reduce our per-unit production costs. However, due to current conditions, we have delayed equipping our Richmond manufacturing facility with 300mm technology and do not expect to do so until fiscal year 2003.

        We use leading-edge technologies and advanced materials in our products to ensure their performance, quality and reliability. The competitive demand for increasingly smaller chip structures, coupled with the need to constantly improve our production yields, means that we must quickly adopt the latest advances in process technology. Our worldwide purchasing team procures materials and processes from a network of key suppliers. The purchasing team promotes the development of technologies and materials, coordinates demand and availability and optimizes costs. Most of our suppliers operate globally, and we monitor their performance on a regular basis. To improve our own efficiency, we are continuously improving our use of electronic tools for business-to-business transactions.

Secondary Public Offering

        In July 2001, in a difficult capital market environment, we completed a secondary public offering of 60 million newly issued shares in the form of ordinary shares on the Frankfurt Stock Exchange and American Depositary Shares (ADSs) on the New York Stock Exchange. With an offering price of 25.00 Euro per share, the net proceeds to us were approximately 1.48 billion Euro.

RESULTS OF OPERATIONS

        The table below sets forth information about our net sales by segment and geographical region as well as our earnings (loss) before interests, minority interests and taxes by segment:

	Financial Year Ended September 30(1)
Net sales by segment:
	2000		2001
	Euro millions	%	Euro millions	%
Wireless Communications	1,221	17	997	18
Wireline Communications(3)	665	9	768	14
Automotive and Industrial	880	12	1,099	19
Memory Products	3,473	48	1,588	28
Security and Chip Card ICs(2)	375	5	588	10
Other(3)	579	8	575	10
Corporate and Reconciliation	90	1	56	1

Total	7,283	100	5,671	100

	Financial Year Ended September 30(1)
EBIT(4) by segment
	2000	2001
	Euro millions	Euro millions
Wireless Communications	261	-178
Wireline Communications	47	-95
Automotive and Industrial	69	145
Memory Products	1,337	-931
Security and Chip Card ICs(2)	49	27
Other(3)	27	188
Corporate and Reconciliation(5)	-120	-180

Total	1,670	-1,024

	Financial Year Ended September 30(1)
Net sales by geographic region:
	2000		2001
	Euro millions	%	Euro millions	%
Germany	1,612	22	1,745	31
Other Europe	1,647	23	1,260	22
United States	1,814	25	1,262	22
Asia/Pacific	2,100	29	1,309	23
Other	110	1	95	2

Total	7,283	100	5,671	100

(1)
Columns may not add due to rounding.

(2)
Prior to the 2001 financial year, the Security and Chip Card ICs segment did not meet the requirements of a reportable segment and was reported as part of the other operating segment. For the 2001 financial year, the Security and Chip Card ICs segment is identified as a reportable segment and due to its continuing significance, is reported separately, with prior period segment information restated for comparative purposes.

(3)
Effective October 1, 2000, our Other operating segment includes the results of certain activities previously reported under Corporate and Reconciliation, the image and video and infrared components businesses (previously reported under Wireline Communications) as well as the gains on their disposals. The segment results for the 2000 financial year have been reclassified to be consistent with the reporting structure and presentation of the 2001 financial year and to facilitate analysis of our current and future operating segment information. The Other operating segment also includes our opto components business that is conducted through a joint venture with Osram, a Siemens subsidiary. We sold our interest in the joint venture to Osram in August 2001.

(4)
We define EBIT (earnings before interests and taxes) as earnings before interests, minority interests and taxes.

(5)
In the 2001 financial year, we revised our method of reporting excess capacity costs for segment reporting purposes. Previously, all excess capacity costs, if any, were allocated to the segments based on the variance between originally forecasted purchases and actual purchases. We have revised the method to allocate excess capacity costs to a foundry model, whereby such allocations are reduced, based upon the lead time of order cancellations. Any unabsorbed excess capacity costs will be included in Corporate and Reconciliation. This change did not affect prior periods. We believe that this method better reflects the responsibilities of the segment management and is consistent with the practices of independent foundries and more appropriately reflects the segment operating results.

  Certain items are included in Corporate and Reconciliation and are not allocated to the segments. These include corporate headquarters' cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Reconciliation. For the year ended September 30, 2001, Corporate and Reconciliation includes unallocated excess capacity costs of 27 million Euro, restructuring charges of 117 million Euro and corporate information technology development costs and charges of 71 million Euro.

RESULTS OF OPERATIONS IN PERCENT

	Financial Year Ended September 30(1)
	2000	2001
Net sales	100%	100%
Cost of goods sold	-56.4	-86.5
Gross profit	43.6	13.5
Research and development expenses	-14.1	-21.0
Selling, general and administrative expenses	-9.2	-13.9
Restructuring charges	—	-2.1
Other operating income (expense), net	0.0	3.5
Operating income (loss)	20.3	-19.8
Interest income (expense), net, inclusive of subsidies	1.0	0.0
Equity in earnings (losses) of associated companies	1.4	0.4
Gain on associated company share issuance	0.7	0.2
Other income, net	0.5	1.1
Minority interests	-0.0	0.1
Income (loss) before income taxes	23.9	-18.0
Income tax benefit (expense)	-8.4	7.6
Net income (loss)	15.5%	-10.4%

(1)
Columns may not add due to rounding.

2001 FINANCIAL YEAR COMPARED WITH 2000 FINANCIAL YEAR

Net Sales

        Net sales decreased by 22 percent to 5,671 million Euro for the 2001 financial year from 7,283 million Euro for the 2000 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Memory Products division. Memory Products represented 28 percent of total net sales for the 2001 financial year, a decline from 48 percent in the prior year, mainly due to the dramatic price erosion of memory ICs. With the exception of the Automotive and Industrial segment, all business segments experienced significant declines in revenues and earnings during the second half of fiscal 2001 due to price erosion and order cancellations. On a constant currency basis, net sales in the 2001 financial year would have been approximately 5,490 million Euro.

The net sales of our different segments during the 2001 financial year compared with the prior year were as follows:

  •
  Net sales in the Wireless Communications segment decreased 18 percent compared to fiscal year 2000. All major product areas, including baseband and high frequency ICs as well as discrete high frequency ICs, were impacted. Our Wireless Communications segment was impacted by the weakness in the mobile handset market, which was primarily attributable to the high level of inventories at key customers, order cancellations, and decreasing prices. A delay in the market ramp-up for new transmission standards like GPRS and Bluetooth also had a negative impact on our Wireless Communications segment. The weakness in customer order levels continued in the fourth quarter, but did not deteriorate beyond the level seen in the third quarter.

  •
  Net sales of the Wireline Communications segment grew by 16 percent. This growth reflects higher sales for traditional telecom products (ISDN and analog technology) and fiber optic products as well as the ramp-up of high-speed access products (VDSL/10Base). In emerging markets like China, Brazil, and India, volumes for traditional voice application products increased significantly. While overall sales of the Wireline Communications segment increased compared to the prior year, the segment experienced declining net sales during both the third and fourth quarters, due to order cancellations and price pressures.

  •
  Net sales of the Automotive and Industrial segment grew by 25 percent even in a difficult automotive market. This growth was mainly due to higher demand for electronic solutions for the automotive industry, such as automotive power and smart power, especially in Germany. Strong demand for industrial and high power semiconductors also contributed to this increase. The rate of growth in the net sales of the Automotive and Industrial segment was affected by general economic conditions in the second half of fiscal 2001, in particular the fourth quarter, which experienced only single digit growth over the comparable period of the prior year.

  •
  Net sales of the Memory Products segment declined by 54 percent while the overall Mbit volume increased substantially during fiscal 2001. We completed the conversion of all of our remaining 64-Mbit DRAM production lines to the production of 128-Mbit DRAM and we ramped up commercial production of 256-Mbit DRAM chips. The decrease in net sales was due principally to significantly lower DRAM prices, reflecting adverse market conditions compared with the prior year. The price of memory ICs declined steadily throughout the year to levels that at financial year end were in some cases only 10 percent of the price at the beginning of the financial year. Price declines were experienced in both 128-Mbit and 256-Mbit chips, with the price differential between the chips decreasing substantially throughout the year. Also contributing to the decline in net sales were delays in our development of a new hard disk drive controller IC. These negative impacts were only partially offset by volume increases that were driven by improved manufacturing efficiency, conversion to smaller die-sizes for existing products, and a shift in our product mix towards higher density products.

  •
  Net sales of our Security and Chip Card ICs segment grew by 57 percent. This increase was mainly driven by higher sales of GSM-components compared with the prior period. The Security and Chip Card ICs business was impacted in the second half of the 2001 financial year by order cancellations from mobile handset customers, since a substantial portion of the business is dependent upon the mobile handset sector. As a result, net sales declined substantially in the fourth quarter.

  •
  Net sales of our Other operating segment in the 2001 financial year, reflecting mainly our sales of opto products, were relatively consistent compared to the prior year. Our sales of opto products are expected to continue under the same terms and conditions that existed prior to the divestiture of our interest in the Opto joint venture with Osram.

        On a regional basis, sales in Europe represented 53 percent of total sales in the 2001 financial year, compared to 45 percent in the prior year, reflecting mainly increased sales of non-memory products in Germany. We recorded 47 percent of our sales in 2001 outside Europe, compared to 55 percent in the prior year, which was mainly due to lower sales of memory products in the USA and Asia/Pacific regions.

        Only one customer, the Siemens group, accounted for more than 5 percent of our net sales in each of the fiscal years 2001 and 2000. Sales to the Siemens group comprise both direct sales to the Siemens group, which accounted for 14 percent and 10 percent, of net sales in the two years respectively, and sales made for resale to third parties, which accounted for 2 percent and 4 percent of net sales in the two years, respectively. Sales to the Siemens group are made primarily by our Wireline and Wireless Communication segments.

Cost of Goods Sold

        Cost of goods sold increased by 19 percent to 4,904 million Euro for the 2001 financial year from 4,110 million Euro for the 2000 financial year. As a percentage of net sales, cost of goods sold increased from 56 percent in fiscal 2000 to 86 percent in financial year 2001. The increase in cost of goods sold relative to sales in fiscal 2001 is primarily due to decreased DRAM selling prices coupled with a substantially higher level of megabit volume as well as write-downs of inventory of approximately 358 million Euro and the cost of operating facilities with excess capacity.

The increase in the cost of goods sold as a percentage of net sales also reflects:

  •
  a substantial relative increase in the cost of goods sold of the Wireless Communications segment primarily due to the costs of operating facilities with excess capacity, sales price erosion due to market conditions and the write-down of inventory.

  •
  a relative increase of cost of goods sold for the Wireline Communications segment due to substantial declines in volumes in the second half of the 2001 financial year, the costs of operating facilities with excess capacity, inventory write-downs and lower sales of high-margin products compared to the prior period. These negative effects could not be fully offset by increased sales volumes during the first half of the year.

  •
  relatively constant cost of goods sold in the Automotive and Industrial segment. The costs for transitioning our production processes to 8-inch wafers have been partially offset by the reduction of die-sizes and focus on high-margin products as well as significantly higher sales volumes.

  •
  a substantial relative increase in the cost in goods sold of the Memory Products segment. Positive effects of higher sales volumes compared to the previous year and the full conversion of production to 0.17 micron technology have been more than offset by the deterioration of prices for memory products as well as the costs of inventory write-downs.

  •
  a relative increase in cost of goods sold in our Security and Chip Card ICs segment due to the write-down of inventory, costs for excess capacity, and increased price pressure for chip card ICs towards the end of the fiscal year, which were partially offset by the effects of increased sales volumes.

        We report as cost of goods sold the cost of inventory purchased from our ProMOS joint venture fabrication facility and from ALTIS Semiconductor, our joint venture with IBM. Our purchases from these facilities and associated and related companies amounted to 1,040 million Euro in the 2001 financial year and 1,183 million Euro in the 2000 financial year.

        Depreciation and amortization expense was 1,122 million Euro in the 2001 financial year and 834 million Euro in the 2000 financial year. This increase reflects our continued investment in state-of-the-art manufacturing facilities and equipment in the latter part of the 2000 financial year and during the 2001 financial year.

Research and Development Expenses

        Research and development expenses comprise primarily the expenses of R&D-related personnel, licenses, equipment, and software as well as masks and R&D-related semiconductor-specific basic material used in development. R&D expenses increased by 16 percent, to 1,189 million Euro, in the 2001 financial year from 1,025 million Euro in the 2000 financial year. Research and development also includes 69 million Euro of in-process R&D acquired in connection with businesses purchased during the 2001 financial year.

        The majority of R&D expenses were incurred in connection with product development projects for our key markets. Additional amounts were spent for the development of CPUs for our products and development libraries for basic circuits. As a percentage of net sales, R&D expenses increased from 14 percent in the 2000 financial year to 21 percent in the 2001 financial year, which reflects the combined effect of the following:

  •
  a relative increase in the R&D expenses of the Wireless Communications segment as a percentage of its net sales, as we increased R&D spending at lower levels of sales, focusing on areas such as Bluetooth, GPRS and UMTS mobile phone chipsets as well as system and software design.

  •
  a relative increase in the R&D expenses of the Wireline Communications segment due to increased spending in VDSL/10BaseS access technologies and other high-speed Internet access technologies, compared with the prior year. R&D expenses in the 2001 financial year include charges of 69 million Euro for purchased in-process R&D in connection with the acquisition of Ardent and Catamaran.

  •
  a decline in R&D expenses of the Automotive and Industrial segment relative to the segment's net sales mainly due to increased sales levels. Technology development efforts in this segment are focused on advanced 32-bit architecture applications such as TriCore and power ICs for automotive and power management applications.

  •
  a relative increase in R&D expenses of the Memory Products segment as a result of lower net sales and the strong efforts of development in areas such as RLDRAM for network and server applications as well as for Mobile-RAM for high-performance applications.

  •
  a relative decrease in R&D expenses in our Security and Chip Card ICs segment as a percentage of net sales, attributable to the increase in sales compared to the prior year. The main efforts for R&D were in the area of the 32-bit controller family.

        We recognized government subsidies for our R&D activities as reductions in R&D expenses in the amount of 71 million Euro in the 2001 financial year and 41 million Euro in the prior year.

Selling, General and Administrative (SG&A) Expenses

        SG&A expenses comprise both selling expenses and general administrative expenses. Aggregate SG&A expenses increased by 17 percent to 786 million Euro during the 2001 financial year compared to 670 million Euro in the prior year. As a percentage of net sales, SG&A expenses increased from 9 percent in the 2000 financial year to 14 percent in the 2001 financial year, which mainly reflects the effect of the decline in revenue.

        Selling expenses amounted to 451 million Euro in the 2001 financial year and 387 million Euro in the 2000 financial year, an increase to 8 percent from 5 percent of net sales, as our sales infrastructure was expanded, particularly outside Europe, to support anticipated higher levels of future growth. In addition, higher sales activities in areas like the high-speed Internet access contributed to the relative increase.

        During the 2001 financial year, we renegotiated compensation arrangements with substantially all of the Siemens group sales organizations. As a result, we now include in selling expenses the sales commissions paid to Siemens group sales organizations where they assist in making sales directly to third-party end customers. Previously we had granted them a discount in the price charged for the products. Additionally, we purchased certain sales organizations from Siemens, which now represent us in these respective markets. Higher expenses for marketing, branding campaigns and sponsoring were incurred on a corporate level.

        The balance of SG&A expenses in each year comprises overhead, personnel and advisors' fees and other administrative expenses. General and administrative expenses increased in the 2001 financial year from 4 percent to 6 percent of net sales, reflecting a decrease in sales, higher personnel and administrative costs related to various projects as well as the setup of infrastructure for new business in the group.

Restructuring

        In the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". We are implementing changes to streamline our procurement and logistics processes as well as reduce information technology, research and development, overhead and manufacturing costs. These changes are intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. We plan to eliminate approximately 5,000 jobs from the total number of people we employed worldwide as of June 30, 2001. As of September 30, 2001, we had signed termination agreements for approximately 2,000 positions.

        In connection with the Impact project we have recorded restructuring charges of 117 million Euro in the fourth quarter of the 2001 financial year. This charge is comprised of 57 million Euro relating to involuntary employee terminations, 43 million Euro relating to the termination of a worldwide information technology project (including previously capitalized expenditures of 27 million Euro), and 16 million Euro of other exit costs (principally lease termination and write-offs). We expect to complete the remaining headcount reductions and other exit activities associated with the restructuring by September 30, 2002.

        Additionally, we recognized impairment charges of 14 million Euro in the fourth quarter of the 2001 financial year associated with the acquisition of Ardent. Subsequent to our acquisition of Ardent, the market for internet-based LAN switching products declined significantly and as a result, we terminated a significant number of the Ardent employees, abandoned certain technology acquired, and reduced the planned future R&D expenditures for the Ardent business as a whole. As a result of reductions in projected future cash flows, we had independent valuations performed and wrote the remaining intangible assets down to their estimated fair value.

Other Operating Income, Net

        Other operating income, net, amounted to 199 million Euro in the 2001 financial year, which reflects the one-time gains from the sales of our image & video and infrared components businesses of 202 million Euro and 26 million Euro, respectively, reduced primarily by goodwill amortization of 23 million Euro.

Earnings Before Interests, Minority Interests, and Taxes (EBIT)

        As a result of the above-mentioned factors, we recorded a loss before interests, minority interests and taxes of 1,024 million Euro in the 2001 financial year, compared to earnings before interests, minority interests and taxes of 1,670 million Euro in the 2000 financial year.

        We recorded foreign currency transaction gains of 34 million Euro in the 2001 financial year compared with gains of 184 million Euro in the prior year. A large portion of our manufacturing, selling, general and administrative, and research and development expenses are incurred in currencies other than the Euro, primarily the U.S. Dollar and Japanese Yen. Fluctuations in the exchange rates of these currencies to the Euro affect our costs and profitability.

Equity in Earnings of Associated Companies

        Our equity in the earnings of associated companies is reflected primarily in the results of our Memory Products segment. Equity in the earnings of associated companies decreased to 25 million Euro in the 2001 financial year from 101 million Euro in the 2000 financial year. Our share of earnings of our ProMOS joint venture decreased to 17 million Euro in the 2001 financial year from 81 million Euro in the 2000 financial year, principally as a result of the weakened DRAM market conditions.

Interest Expense, Net

        The company recorded interest expense of 1 million Euro in the 2001 financial year compared to interest income of 75 million Euro in the 2000 financial year. Interest expense is reduced by governmental interest subsidies relating to our manufacturing facilities of 0.4 million Euro in the 2001 financial year and 62 million Euro in the 2000 financial year. Interest expense increased due to higher average levels of short-term debt, while interest income decreased due to substantially lower balances of marketable securities compared with the prior year.

Income Taxes

        We recorded an income tax benefit of 429 million Euro in the 2001 financial year, compared with income tax expense of 612 million Euro in the 2000 financial year, representing effective income tax rates of 42 percent and 35 percent, respectively. The effective tax rate in the 2001 financial year mainly reflects tax deductible losses in jurisdictions with higher tax rates and the impact of certain asset sales which were not subject to trade tax. The effective tax rate in 2000 is attributable to higher levels of taxable income in jurisdictions with lower tax rates. Additionally, in October 2000, the German government enacted new tax legislation which, among other changes, will reduce our company's statutory tax rate in Germany from 40 percent on retained earnings and 30 percent on distributed earnings to a uniform 25 percent, effective for our financial year ending September 30, 2002. The impact of the various revisions in the new tax legislation, a benefit of 28 million Euro, primarily reflecting the effect of the tax rate reduction on our deferred tax balances, has been accounted for during the 2001 financial year, the year of the enactment of the legislation.

FINANCIAL POSITION

Cash Flow

        Cash provided by operating activities decreased to 211 million Euro from 2,080 million Euro in financial year 2000 mainly reflecting the net loss in the 2001 financial year. Significant non-cash items impacting operating activities included an increase in depreciation and amortization totaling 1,122 million Euro in the 2001 financial year compared to 834 million Euro in the 2000 financial year and an increase in deferred taxes mainly attributed to capitalized net operating loss carry-forward. Significant changes in operating items included a 671 million Euro reduction in accounts receivable offset by a reduction in accrued expenses of 322 million Euro resulting primarily from our payment of income taxes associated with the 2000 financial year and an increase in accounts payable primarily associated with the construction of our Dresden facility expansion.

        Investing activities in the 2001 financial year consisted of investments of 2,282 million Euro in property and equipment relating primarily to the extension of the Dresden, Villach, and Richmond facilities. Additionally, we made investments of 214 million Euro in associated and related companies. Cash provided from investing activities related to proceeds from our sales of non-core businesses of 346 million Euro and net sales of marketable securities of 474 million Euro.

        Net cash provided by financing activities totaled 1,846 million Euro in the 2001 financial year compared to 719 million Euro in the 2000 financial year. Net cash provided includes 1,475 million Euro of net proceeds from our secondary public offering in July 2001, 565 million Euro proceeds from the sale of our interest in the opto joint venture to Osram GmbH, a subsidiary of Siemens, and an increase in long-term debt of 128 million Euro. Cash used in financing activities primarily related to our payment of a 407 million Euro dividend in April 2001 related to our 2000 financial year. Cash and cash equivalents at the end of the year increased to 757 million Euro from 511 million Euro at the end of the 2000 financial year.

	Financial Year Ended September 30
	2000	2001
	Euro million	Euro million
Net cash provided by operating activities	2,080	211
Net cash used in investing activities	-2,327	-1,813
Net cash provided by financing activities	719	1,846
Cash and cash equivalents at period end	511	757

Financial Condition

        As of September 30, 2001, Infineon's total assets amounted to 9,743 million Euro, an increase of 10 percent (in financial year 2000: 8,853 million Euro).

        Cash and cash equivalents increased to 757 million Euro from 511 million Euro at the end of financial year 2000. The increase reflects principally the use of cash in investing activities, offset by the receipt of the proceeds from our secondary offering and from the divestitures of certain non-core businesses. Inventory increased by 5 percent to 882 million Euro, mainly due to unanticipated shortfalls in sales volume, partially offset by write-downs of 358 million Euro. Third-party and related-party accounts receivable were reduced by 49 percent to 927 million Euro (in financial year 2000: 1,825 million Euro), principally as a result of collections and reduced sales. Our non-current assets increased by 37 percent to 6,867 million Euro from 5,018 million Euro at the end of financial year 2000, consisting mainly of fixed assets, long-term investments and deferred income taxes.

        Liabilities decreased by 7 percent to 2,843 million Euro (in financial year 2000: 3,046 million Euro). Accounts payable increased by 24 percent to 1,050 million Euro (in financial year 2000: 849 million Euro), mainly relating to the construction of our Dresden facility expansion. Furthermore, long and short-term debt increased by 102 million Euro to 368 million Euro. Accrued liabilities declined by 41 percent to 426 million Euro (in financial year 2000: 719 million Euro), due to the payment of income taxes from fiscal year 2000.

        Our shareholder's equity increased by 19 percent to 6,900 million Euro (in financial year 2000: 5,806 million Euro). This reflects primarily the receipt of the net proceeds of approximately 1,475 million Euro from our secondary public offering and the net proceeds of 392 million Euro from the sale of our interest in the opto joint venture to Osram GmbH, reduced by the payment of a dividend of 407 million Euro and a net operating loss of 591 million Euro. At September 30, 2001, shareholder's equity as a percentage of total assets was 71 percent (in financial year 2000: 66 percent).

        The net cash position—meaning cash and cash equivalents, plus marketable securities and restricted cash less total financial debt—was reduced by 306 million Euro to 568 million Euro (in financial year 2000: 874 million Euro).

Capital Requirements

        We expect to invest approximately 900 million Euro in capital expenditures in the 2002 financial year, mainly to improve productivity and upgrade technology at our existing facilities. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. Approximately 650 million Euro of the expected capital expenditures will be made in the Memory Products front-end and back-end processes, including our Dresden facility. We expect to make approximately 150 million Euro of capital expenditures in our non-memory facilities.

        The construction of our Dresden production site for manufacturing semiconductors using 300mm technology, which we started in the 2000 financial year, is expected to involve capital expenditures of approximately 1.4 billion Euro in total. Furthermore, we intend to convert our 200mm production facility at Dresden to the production of logic ICs. This will require capital expenditures in excess of 500 million Euro through 2004.

        In April 2001, we invested approximately 59 million U.S. Dollar and will be required to make additional investments of our technology and cash contributions totaling 481 million U.S. Dollar over the next two years, in exchange for a 30 percent interest in the UMCi joint venture.

        In October 2000, we acquired Motorola's interest in the Semiconductor 300 joint venture and have taken on new investors in the joint venture. Under our agreements with the new investors, each of them has the right to sell its interest in the joint venture to us and we have the right to purchase their interests, beginning in 2003. Upon the exercise of these options, the purchase price we would have to pay would be an amount equal to the capital contributed by these investors, plus interest. As of September 30, 2001, this amount would have been approximately 196 million Euro.

        As of September 30, 2001, we had approximately 119 million Euro of debt scheduled to become due within one year. We believe we will be in a position to fund these payments through existing cash balances, cash flows from operations, borrowings, and the renewal of debt in the ordinary course of business.

        Prior to our formation as a separate legal entity, we received most of our non-operating funding from Siemens. Siemens indicated that it would cease making investments, advances, and other funding available to us after October 1, 1999, and we have generally been responsible for establishing our own sources of funding since that date. In April 2001, Siemens made an exception to its policy and extended to us a short-term loan in the amount of 450 million Euro, which we understand was done in connection with the dividend we paid in April 2001. We repaid this loan in September 2001.

        We have established independent financing arrangements with several financial institutions, in form of both short and long-term credit facilities, which are available for anticipated funding purposes. These facilities (including a revolving credit facility of 729 million Euro) aggregate 1,733 million Euro, of which 1,576 million Euro was available at September 30, 2001, and are comprised of three components: The first component represents short-term facilities, which are subject to firm commitments by financial institutions, for working capital, guarantees, and cash pooling purposes; these aggregate 937 million Euro, of which 842 million Euro was available at September 30, 2001. The second component represents additional short-term facilities, which are not subject to firm commitments by financial institutions, for working capital purposes; these aggregate 329 million Euro, of which 329 million Euro was available at September 30, 2001. The third component represents long-term facilities, with a maturity date of at least one year, which are subject to firm commitments by financial institutions, for working capital and project finance purposes; these aggregate 467 million Euro, of which 405 million Euro was available at September 30, 2001.

        In March 2001, we executed a mandate agreement with a financial institution for the arrangement of a 450 million Euro syndicated credit facility, relating to the construction of the Dresden 300mm manufacturing facility. We anticipate that the credit facility will be supported by partial guarantees from governmental entities and subject to specified financial covenants. We have received commitment letters from the guarantors and financial institution, and the closing of the facility is subject to the execution of documentation satisfactory to the financial institution as well as customary closing procedures.

        We have a 729 million Euro syndicated multicurrency revolving credit facility. The amount of the facility is divided into two equal tranches. The first tranche of 375 million Euro expires in March 2004. The second tranche of 354 million Euro expires in March 2002. Drawings under each tranche may be denominated in Euro or Dollars and will bear variable market rates of interest based on applicable reference rates plus a margin. This margin may vary based on the extent of the facility's utilization and the level of senior debt to earnings before interest, taxes, depreciation and amortization ("senior debt ratio"). At September 30, 2001, there were no amounts outstanding under this facility.

        The facility includes customary covenants, including covenants regarding the maintenance of a minimum tangible net worth, a senior debt ratio, and an interest coverage ratio. We were granted a waiver on the violation of certain financial covenants through December 31, 2001. We and the syndicate of financial institutions are currently negotiating amendments to the financial covenants as well as an extension of the 354 million Euro component of the facility which expires in March 2002. There can be no assurance that these negotiations will be satisfactorily concluded. Accordingly, the revolving credit facility may not be available to us subsequent to December 31, 2001 unless these negotiations are satisfactorily concluded and the financial covenants are amended.

        We plan to fund our working capital and capital requirements in part from cash provided by operations, available funds, bank loans, government subsidies, and, depending on market conditions, the issuance of debt or additional equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted in a timely fashion or at all. We cannot assure you that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

        Further to our formation as a separate legal entity, we have agreed to indemnify Siemens against any losses it may suffer under a small number of guarantee and financing arrangements that relate to our business, but that could not be transferred to us for legal, technical or practical reasons. These arrangements, as of September 30, 2001, represent an aggregate amount of 313 million Euro, principally relating to contingent liabilities for government grants previously received.

        Siemens AG has guaranteed the indebtedness of ProMOS Technologies in the amount of 145 million U.S. Dollar. Infineon provided Siemens with a backup guarantee. ProMOS is currently taking measures, including the preparation of debt and equity offerings, which are intended to provide funding for its capital expenditures and debt refinancing. The completion of these measures could result in the recognition of income of amounts previously deferred, subject to such guarantee. We cannot, however, make any assurances regarding the outcome of these measures.

        On September 7, 2001, our ALTIS joint venture executed a bridge loan facility with a financial institution in the amount of 450 million Euro, with a maturity date of December 28, 2001, of which 370 million Euro was outstanding at September 30, 2001. ALTIS is in negotiations with a syndicate of financial institutions to refinance the bridge facility prior to its maturity date. Pursuant to this facility the shareholders of ALTIS, IBM and Infineon, have guaranteed the repayment in equal shares of any amounts outstanding under the bridge facility if a refinancing is not completed by December 28, 2001. At September 30, 2001, Infineon's share of this guarantee was 185 million Euro. There can be no assurances that the negotiations to refinance the bridge facility will be successful.

Employees

        The following table indicates the composition of our workforce as of September 30, at the end of the financial years indicated. The 2001 figures only reflect the effect of our announced workforce reductions through September 30, 2001.

	September 30
	2000	2001
Per region
Germany	14,247	16,814
Europe	3,409	5,007
United States	2,838	3,023
Asia/Pacific	8,672	8,949
Other	—	20

Total	29,166	33,813

	September 30
	2000	2001
Per function
Production	20,371	23,416
Research and Development	4,733	5,510
Sales and Marketing	2,043	2,259
Administrative	2,019	2,628

Total	29,166	33,813

Environmental Matters

        The manufacturing of our high-end microelectronic components requires complex and technically sophisticated processes at our modern production facilities. We use only the latest equipment and production technologies. As early as possible in the planning phase we consider ergonomic, respectively safety aspects and environmental aspects of the processes utilized at the design and production levels for our facilities. We believe that such a coordinated procedure is necessary in order to continually improve the environmental performance of our company.

        We design our products and plan their production in order to meet proactively changing legal requirements. Working closely with our customers, we intend to begin the production and delivery of lead-free components in January 2004, which is earlier than required by law.

        All of our production facilities worldwide have been subject to the environmental certification since 1999. We utilize the international standard DIN EN ISO 14001. Newly acquired production facilities are integrated into the environmental management system. Our environmental program addresses not only the production of semiconductors but also the implementation of safety and environmental issues in the workplace. Already in 1995—before the climate conference at Kyoto in December 1997—we had begun to work on the reduction of greenhouse gases at our new production facilities. By implementing these technical measures we will help to minimize global enviromental damage.

Campeon

        We are currently in the design and planning phase for the construction of a new headquarters facility near Munich. We have entered into an agreement with Moto Objekt Campeon KG under which that company will finance and build a campus-style corporate headquarters and research and development center for our use on the outskirts of Munich. We expect to occupy the center under an operating lease arrangement towards the end of 2003. We can provide no assurance that this project will be completed.

OUTLOOK

        Following the dramatic deterioration in the semiconductor industry experienced in the 2001 financial year, market conditions remain difficult in light of the slowdown in the U.S. economy and the global impact of the terrorist attacks in September 2001.

        The market development in the next six months remains uncertain and will be impacted by these factors. These factors will affect overall product demand, the intensity of competition in an already very competitive market environment, continued pricing pressure and excess manufacturing capacity.

        The current macroeconomic uncertainties and current market conditions make it difficult to forecast results for the full 2002 financial year. In light of the difficult semiconductor market environment, we expect to incur operating losses during such time as selling prices for memory products persist at their current low levels and adverse market conditions continue to affect other parts of our business. However, through the combination of the successful implementation of our Impact restructuring program, the reductions in planned capital expenditures, available funds and financing possibilities, as well as the continued strategic sales of non-core assets as opportunities arise, we believe we have sufficient liquidity and financial flexibility to mitigate the effects of the current market conditions. Furthermore, with the measures taken to improve productivity and our competitive technological advantages, we are well positioned to take advantage of any recovery in the semiconductor market.

STATUTORY SECTION

Risks and Opportunities

        The semiconductor sector is a highly cyclical business which presents both significant opportunities and substantial risks. Although the industry has experienced an average annual growth rate over a twenty-year period which surpasses that of most "old economy" businesses, this average includes both exceptionally strong growth years and periods of substantial contraction. The risks associated with the cyclical nature of this industry are compounded by the need for large-scale capital investments in order to sustain market leadership, as well as the sector's rapid pace of technological change. The downturn in 2001 in the demand for goods and services in the technology sector—in particular for semiconductors—and the resulting pressure on the stock prices of technology companies both illustrate the degree of volatility faced by the semiconductor industry.

The Infineon Risk and Opportunity Management System

        We have established a risk and opportunity management system enabling us both to exploit the many significant opportunities manifesting themselves in our markets and to anticipate and identify risks associated with or arising from them. This system has been evaluated by our external auditors and encompasses all of our operations. This scope and depth of reporting help to enable corporate management to take quick and effective action whenever situations so require. In September 2001, we received the 2001 European Risk Management Award for this Enterprise Risk Management System.

        This system, for which a U.S. patent application is pending, is a key component of our operations. The system is composed of a range of individual monitoring and management processes embedded into our core processes. It commences at the level of strategic planning and continues through the manufacturing and sales operations, including the processing of receivables. As an extension of the forecasting processes conducted by the business groups, the sales organization, the manufacturing clusters, and the central functions, the risk and opportunity system is used to identify and evaluate possible deviations from expected developments. Beyond the identification and evaluation of major developments that may effect the business, the system is also used to prioritize and implement activities to enhance opportunities and mitigate, or reduce risk.

        Risk and opportunity reports are issued on a regular basis by all of our business units; these reports form the core of the risk management system. The reports are examined and evaluated by the chief operating decision makers maintained for this purpose as part of their monthly process. Along with analyses of our markets and of the companies competing in them, as well as the fruits of benchmarking processes, the reports are drawn upon heavily by our top management when formulating decisions.

        We have undertaken a number of measures to minimize its exposure to major risks arising from its individual operations. Efforts to implement risk reduction and mitigation measures are an integral part of the Infineon risk and opportunity management system. Not all the risks mentioned above, however, can be equally and effectively addressed by internal measures, as many of the identified risks have external root causes — for example, market risks. Although we will strive to identify and implement measures to deal with risk, not all of these measures may have the intended effect, either because a risk may be outside the scope of our influence or because an individual measure is not properly designed or implemented.

        To help protect against the occurrence of product-related risks, we have established a network to monitor the quality of our operations and those of our important suppliers. We have secured ISO 9000 and QS-9000 certifications for all of the facilities surveyed by this network.

        We have procured insurance coverage to limit the impact of damaging incidents or certain other events posing possible perils to our assets, finances, or earnings.

        Tax, fair trade, patent, environmental, and stock exchange regulations could also involve risks. To mitigate these risks, we rely upon the counsel of professionals, including both our own employees and independent providers.

Quantitative and Qualitative Disclosure about Market Risk

        The following discussion should be read in conjunction with notes 2, 28 and 29 to our consolidated financial statements.

Foreign Exchange Risk Management

        The table below provides information about our derivative financial instruments that are sensitive to changes in foreign currency exchange rates, as of September 30, 2001. For foreign currency exchange forward contracts related to certain sale and purchase transactions and debt service payments denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2001, our forward foreign currency contracts had terms of up to one year. Our cross currency interest rate swap expires in 2005. We do not enter into derivatives for trading or speculative purposes.

        Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge 75 percent of our estimated net exposure for a minimum period of three months in advance. Part of our foreign currency exposure remains due to differences between actual and forecasted amounts. We calculate this net exposure on a cash flow basis considering balance sheet items, actual orders received or made, and all other planned revenues and expenses.

DERIVATIVE FINANCIAL INSTRUMENTS

Foreign currency forward contracts	Contract Amount Buy/(Sell)(1)	Average Contractual Forward Exchange Rate	Fair Value September 30 2001
U.S. Dollar	261,228	0.89322	-7,599
U.S. Dollar	-1,377,152	0.87790	61,687
Japanese Yen	43,989	106.71539	-1,053
Japanese Yen	-136,187	103.49220	6,930
Singapore Dollar	25,797	1.59501	-416
British Pounds Sterling	6,619	0.61772	-75
British Pounds Sterling	-6,780	0.60313	234
Other currencies	64,382	n/a	-920
Cross currency interest rate swaps:
U.S. Dollar	615,950	n/a	58,695

(1)
Euro equivalent in thousands, except for average contractual forward exchange rates.

        Effective October 1, 2000, we adopted the provisions of Financial Accounting Standards Board Statement No.133 "Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS No.133"). SFAS No.133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Generally, our economic hedges are not considered hedges under SFAS No.133. The adoption of this Statement did not have a reporting impact on our financial statements as of October 1, 2000, because under our economic hedging strategy we report all derivatives at fair value in our financial statements, with changes in fair values recorded in earnings.

Interest Rate Risk Management

        We are exposed to interest rate risk mainly through our debt instruments. During the 2001 financial year, our significant debt instruments were economically hedged by assets with the same maturity and same interest rate provisions, so our exposure to interest rate risk was limited to our other debt instruments. These are of minor size and had short maturities. The carrying value of these other debt instruments approximated their market value because their interest rates approximated those that could be obtained in the relevant market. A substantial increase in interest rates could increase our future interest expense and could therefore lead to increased costs of financing our capital expenditures.

Commodity Price Risk

        We are exposed to commodity price risks through our dependence on various materials. We seek to minimize these risks through our sourcing policies and operating procedures. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

INFINEON TECHNOLOGIES AG

        Infineon Technologies AG is the parent company of the Infineon group and carries out the group's management and corporate functions. Infineon Technologies AG has major group-wide responsibilities such as finance and accounting, human resources, strategic and product-oriented research and development activities as well as worldwide corporate and marketing communications. The responsibility for managing the flows of supplies, products and services among the group companies is also handled by Infineon Technologies AG. Infineon Technologies AG also has its own production facilities in Berlin, Munich and Regensburg.

        Infineon Technologies AG prepares its financial statements on a stand alone basis in accordance with the requirements of the German commercial code (HGB).

        Infineon Technologies AG had revenues on a stand-alone basis of 6,697 million Euro in the 2001 financial year (2000: 7,626 million Euro). It had a net loss of 435 million Euro, compared to a net income of 520 million Euro in previous financial year. Infineon Technologies AG handles the settlement of accounts for and with its subsidiaries, which produce and sell products. As a result, Infineon Technologies AG's sales on a stand-alone basis were higher than those of the Infineon group as a whole in 2001.

        At the end of the 2001 financial year, Infineon Technologies AG's financial position showed a significant increase in non-current assets and a decrease in the volume of receivables, reflecting reduced sales during the latter part of the year. Shareholder's equity increased to 7,259 million Euro (2000: 6,276 million Euro), primarily as a result of the capital increases. At September 30, 2001, Infineon Technologies AG's equity ratio was 81 percent (2000: 75 percent).

Dividend

        The annual general meeting of shareholders on April 6, 2001, approved a dividend of 0.65 Euro per share with respect to the 2000 financial year, resulting in a pretax distribution of 407 million Euro to shareholders. The Management Board proposes to carry forward the net loss for the 2001 financial year.

Report on Relationships with Affiliated Entities

        Siemens AG and Siemens Nederland N.V. held an aggregate of 50.4 percent of the share capital of Infineon Technologies AG at the end of the 2001 financial year, Siemens Pension Trust e.V. holds an additional 13.5 percent of our share capital. The companies have not entered into either profit-and-loss transfer or subordination agreements. For that reason, in accordance with § 312 of Germany's Law on Joint Stock Corporations, Infineon Technologies AG's Management Board has issued a so-called "control report". It details the company's relationships with affiliated entities.

        The control report states that Infineon received an appropriate amount of payment or other consideration in every transaction it entered into with affiliated companies, and that it did not suffer any disadvantages from measures undertaken with, for and by such companies. Management therefore believes that such transactions and measures were in the best interest of the company, based upon the Management Board's analysis of the conditions prevailing at the time such actions were taken.

        The control report has been examined by the independent auditors of Infineon Technologies AG, who have issued an unqualified opinion with respect thereto.

Munich, October 2001

THE MANAGEMENT BOARD

/s/ Dr. Ulrich Schumacher
Dr. Ulrich Schumacher, CEO

/s/ Peter Bauer
Peter Bauer

/s/ Peter J. Fischl
Peter J. Fischl

/s/ Dr. Sönke Mehrgardt
Dr. Sönke Mehrgardt

/s/ Dr. Andreas von Zitzewitz
Dr. Andreas von Zitzewitz

FINANCIAL STATEMENT INFORMATION

DISCLAIMER

        You should read this discussion of our consolidated financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and the other financial information included in our financial report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions, as more fully explained in notes 1 (Description of Business, Formation and Basis of Presentation) and 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing in our financial report.

        This report combines the operating and financial review of Infineon Technologies AG, the parent company of the Infineon group, with the operating and financial review of the Infineon group as a whole.

        This operating and financial review contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended September 30, 2000 and 2001	2000	2001
	Euro thousands	Euro thousands
Net sales:
Third parties	6,071,983	4,622,408
Related parties	1,210,615	1,048,315

Total net sales	7,282,598	5,670,723

Cost of goods sold	4,110,402	4,903,508

Gross profit	3,172,196	767,215

Research and development expenses	1,025,378	1,188,977
Selling, general and administrative expenses	669,828	786,053
Restructuring charge	—	116,505
Other operating income, net	-1,538	-199,315

Operating income (loss)	1,478,528	-1,125,005

Interest income (expense), net, inclusive of subsidies	74,689	-585
Equity in earnings of associated companies	101,303	24,828
Gain on associated company share issuance	53,425	11,165
Other income, net	36,252	64,798
Minority interests	-6,143	5,489

Income (loss) before income taxes	1,738,054	-1,019,310

Income tax (expense) benefit	-612,469	428,729

Net income (loss)	1,125,585	-590,581

Earnings (loss) per share Basic and diluted	1.83	-0.92

CONSOLIDATED BALANCE SHEETS

	As of September 30
	2000	2001
	Euro thousands	Euro thousands
ASSETS
Current assets:
Cash and cash equivalents	510,814	757,403
Marketable securities	497,712	92,563
Accounts receivable, net	1,385,818	718,712
Related party receivables	439,125	208,273
Inventories	840,814	881,910
Deferred income taxes	100,407	38,955
Other current assets	60,468	178,495

Total current assets	3,835,158	2,876,311

Property, plant and equipment, net	4,034,357	5,232,677
Long-term investments, net	432,291	654,721
Restricted cash	132,063	86,069
Deferred income taxes	165,601	412,203
Other assets	253,405	481,369

Total assets	8,852,875	9,743,350

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt and current maturities	138,350	119,229
Accounts payable	849,239	1,050,377
Related party payables	373,385	238,737
Accrued liabilities	718,781	426,287
Deferred income taxes	74,634	19,487
Other current liabilities	299,948	349,628

Total current liabilities	2,454,337	2,203,745

Long-term debt	127,972	248,976
Deferred income taxes	177,445	52,747
Other liabilities	286,722	337,804

Total liabilities	3,046,476	2,843,272

Shareholders' equity:
Ordinary share capital	1,251,003	1,384,765
Additional paid-in capital	3,250,715	5,246,734
Retained earnings	1,192,192	194,999
Accumulated other comprehensive income	112,489	73,580

Total shareholders' equity	5,806,399	6,900,078

Total liabilities and shareholders' equity	8,852,875	9,743,350

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 30, 2000 and 2001	2000	2001
	Euro thousands	Euro thousands
Net (loss) income	1,125,585	-590,581
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	833,656	1,121,730
Acquired in-process research and development	26,012	69,272
Deferred compensation	25,550	25,305
Provision for doubtful accounts	17,410	18,802
Write-down of inventory	40.013	357.731
Gain on sale or transfer of marketable securities	-20,238	-1,485
Gain on sale of businesses	-306	-235,021
Gain on associated company share issuance	-53,425	-11,165
Loss (gain) on disposal of property, plant and equipment	-1,648	206
Equity in earnings of associated companies	-101,303	-24,828
Minority interests	6,143	-5,489
Deferred income taxes	90,812	-494,380
Other non-cash items	—	25,591
Changes in operating assets and liabilities:
Related party receivables—trade	-148,024	65,597
Accounts receivable	-535,314	671,136
Inventories	-147,900	-394,098
Other current assets	-29,800	-138,793
Related party payables—trade	93,995	-125,792
Accounts payable	375,393	183,851
Accrued liabilities	467,505	-322,272
Other current liabilities	103,339	27,078
Other assets and liabilities	-87,768	-11,000)

Net cash provided by operating activities	2,079,687	211,395

Cash flows from investing activities:
Purchases of marketable securities available for sale	-451,990	-81,856
Proceeds from sale of marketable securities available for sale	—	473,995
Proceeds from sale of businesses	308	345,978
Investment in associated and related companies	-302,512	-213,713
Purchases of intangible assets	-42,909	-82,362
Purchases of property, plant and equipment	-1,570,832	-2,281,962
Proceeds from sales of property, plant and equipment	39,839	27,262
Dividends received from equity investments	1,461	—

Net cash used in investing activities	-2,326,635	-1,812,658

Cash flows from financing activities:
Net change in short-term debt	59,735	-13,908
Net change in related party financial receivables and payables	222,167	69,921
Proceeds from issuance of long-term debt	13,264	128,015
Principal repayments of long-term debt	-500,100	-20,526
Proceeds from issuance of redeemable interest in associated company	168,726	—
Net change in restricted cash	-67,173	44,941
Proceeds from issuance of shares to minority interest	—	19,737
Proceeds from issuance of ordinary shares	820,861	1,475,137
Dividend payment	—	-406,612
Sale of joint venture interest to Siemens Group	—	564,674
Capital contributions from Siemens Group	1,667	-15,360

Net cash provided by financing activities	719,147	1,846,019

Effect of foreign exchange rate change on cash and cash equivalents	9,109	1,833
Net increase in cash and cash equivalents	481,308	246,589
Cash and cash equivalents at beginning of year	29,506	510,814
Cash and cash equivalents at end of year	510,814	757,403

FINANCIAL CALENDAR 2002*

Monday/Tuesday,
January 21/22	Publication of first quarter 2002 results
Tuesday,
January 22,10 a.m. CET	Shareholders' annual general meeting (AGM), Munich, Germany, Olympia Hall at the Olympia Park, Coubertin Place
Tuesday, April 23	Publication of second quarter 2002 results
Tuesday, July 23	Publication of third quarter 2002 results
Tuesday, November 12	Publication of preliminary fourth quarter and financial year 2002 results
* Tentative dates

ANNUAL REPORT 2001

        Both the detailed Annual Report 2001 as well as the Annual Report 2001on Form 20-F to the Securities and Exchange Commission (SEC) are available at www.infineon.com/investor. Shareholders and other interested investors also may use the tear-off form (found two pages before this one) to order single print versions from the following documents by mail. The documents will be sent promptly and free-of-charge (except for exhibits).

—Annual Report 2001	— Banderole including Strategical Review and Financial Review
—Strategical Review 2001	— up-to-date information about the semiconductor market, products, plans, and projects of Infineon Technologies
—Financial Review2001	— Report of the Supervisory Board, Management Report, and Corporate Financial Statements

FOR INTERNAL ORDERS

LZF Fuerth-Bislohe
Intranet order	http://c4bs.spls.de
Fax order	+49 911 654-4271

ORDER NUMBERS

Annual Report 2001	B192-H7967-X-X-7600
(Strategical & Financial Review)
Strategical Review 2001	B192-H7969-X-X-7600
Financial Review 2001	B192-H7971-X-X-7600
Annual Report 2001 on Form 20-F	B192-H7975-X-X-7600
Short Report 2001	B192-H7973-X-X-7600

ORDER CARD — INFINEON ANNUAL REPORTS 2001

PLEASE USE THIS FORM TO ORDER COPIES OF THE ANNUAL REPORTS 2001

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SHAREHOLDER INFORMATION

Infineon Technologies AG
Headquarters	St.-Martin-Str. 53, 81669 Munich, Germany
Postal Address	P.O. Box 800949, 81609 Munich, Germany
Internet	www.infineon.com
Investor & Analyst Contact
Email	Investor.Relations@infineon.com
Phone/Fax	+49 (0)89 234-26655/-718484
Media Contact
Email	Media.Relations@infineon.com
Phone/Fax	+49 (0)89 234-28480/-28482
Imprint
Published by	Infineon Technologies AG, Munich
Designed by	OgilvyOne worldwide GmbH&Co. KG, Frankfurt am Main
Printed by	Alfred Aumaier GmbH, Unterhaching
Editorial Deadline	November 16, 2001

The following are registered names, trade names and/or trademarks of Infineon Technologies AG:

Infineon and the Infineon Technologies logo as well as 10BaseS, AliDD, AUDO, BlueMoon, CoolMOS, CoolSET, HITFET, Infineon FingerTIP, M-GOLD, OptiMOS, PAROLI, PROFET, SMARTi, Socrates, and TriCore. The BLUETOOTH trademarks are owned by their proprietor and used by Infineon under license. All other trademarks are the property of their respective owners.

[Never stop thinking]

Short Report 2001.
Published by Infineon Technologies AG, Munich.
Printed in Germany.
Order Number: B192-H7973-X-X-7600 (English)

QuickLinks

NOTICE OF Annual General Meeting
COUNTERPROPOSALS
SHORT REPORT 2001